THE FIRST AMERICAN CORPORATION

2002 ANNUAL REPORT

03019610

P.E 12-31-02 AR/S

1-13585

i

PROCESSED

APR 09 2003

THOMSON FINANCIAL

WE PROVIDE BUSINESS *information*

DEVELOPED WITH *insight*

AND DELIVERED WITH *integrity*.

The First American Corporation

TABLE OF CONTENTS

The First American Corporation is the nation's leading diversified provider of business information products and services that impact the major economic events of people's lives, such as getting a job; renting an apartment; buying a car, house, boat, or airplane; securing a mortgage; opening or buying a business; and planning for retirement. It serves mortgage, real estate, and a variety of consumer-related businesses, as well as consumers themselves, with the data to help them make decisions, operate their businesses, and advance their lives.

The First American Family of Companies, many of which command leading market share positions in their respective industries, operate within seven primary business segments, which include: Title Insurance and Services, Specialty Insurance, Trust and Other Services, Mortgage Information, Property Information, Credit Information, and Screening Information.

Over our 114-year history, First American has evolved from a one-county abstract company to a diversified, international business information products and services provider. An enduring philosophy of providing the services our customers need—and providing them where and how they need them—has led First American to expand in both reach and scope. Today, our companies are helping to lead their industries in technological advancements, bringing efficiencies to our customers, as well as to our own operations.

First American is based in Santa Ana, California, where it has had its roots since 1889. Today, the Corporation has 24,886 employees in approximately 1,400 offices throughout the United States and abroad.

First American is dedicated to leading our industry—in customer satisfaction by providing consistently high-quality service; in innovation by developing and marketing new systems, products, and services; in profitability by demanding efficiency; and in growth by searching out domestic and international opportunities.

FINANCIAL HIGHLIGHTS

(in thousands, except percentages, per share amounts, and employee data)	2002	2001	Percent increase
Revenues	**$4,704,209**	$3,750,723	25
Expenses	**4,254,302**	3,421,183	24
Income before income taxes and minority interests	**449,907**	329,540	37
Income taxes	**149,900**	117,500	28
Income before minority interests	**300,007**	212,040	41
Minority interests	**65,640**	44,772	47
Net income	**$ 234,367**	$ 167,268	40
Stockholders' equity	**$1,364,589**	$1,104,452	24
Return on average stockholders' equity	**19.0%**	16.9%	12
Cash dividends on common shares	**$ 24,570**	$ 18,210	35
Per share of common stock *(Note A)* —			
Net income:			
Basic	**$ 3.27**	$ 2.51	30
Diluted	**$ 2.92**	$ 2.27	29
Stockholders' equity	**$ 18.53**	$ 16.08	15
Cash dividends	**$ .33**	$ .27	22
Number of common shares outstanding —			
Weighted average during the year:			
Basic	**71,594**	66,568	8
Diluted	**82,567**	75,834	9
End of year	**73,636**	68,694	7
Number of employees	**24,886**	22,597	10

Note A — *Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.*

OPERATING REVENUES BY BUSINESS SEGMENT



Title Insurance and Services / 73%
Mortgage Information / 10%
Property Information / 6%
Credit Information / 5%
Specialty Insurance / 3%
Screening Information / 2%
Trust and Other Services / 1%

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS, AND CORPORATE EXPENSES BY BUSINESS SEGMENT



Title Insurance and Services / 48%
Mortgage Information / 26%
Property Information / 12%
Credit Information / 7%
Specialty Insurance / 4%
Trust and Other Services / 2%
Screening Information / 1%

LETTER TO STOCKHOLDERS



D.P. Kennedy *Chairman of the Board* ***Parker S. Kennedy*** *President*

2002 marked the beginning of a new era for First American. First, our Company now consists of seven segments, each with its own challenges and strategies. Second, we took a very big step toward transforming our title insurance operations from a manual processing enterprise to an electronic, database-oriented business. Along the way, we posted record revenues, record earnings, and record operating earnings per share.

SEVEN REPORTING SEGMENTS

Prior to 1985, First American operated as a title company only. That year, however, we began a steady process of diversification when we entered the home warranty and tax service businesses. By the first quarter of 2002, we had established enough successful, distinct businesses to group them into seven segments and report earnings separately for each. The segments fall into two groups: Financial Services and Information Technology. The seven reporting segments are:

I. FINANCIAL SERVICES

1. Title Insurance and Services
2. Specialty Insurance
   - Home Warranty
   - Homeowner's Insurance
3. Trust and Other Services

II. INFORMATION TECHNOLOGY

4. Mortgage Information
   - Tax Service
   - Flood Certification
   - Default Products, Services, and Systems
5. Property Information
   - Property Characteristics Information
   - Title Records
   - Imaged Recorded Property Documents
   - Electronic and Manual Appraisals
6. Credit Information
   - Mortgage Credit Information
   - Auto Credit Information
   - Subprime Credit Information
7. Screening Information
   - Pre-Employment Screening
   - Drug-Test Analysis
   - Driving Record Information
   - Tenant Screening

In 2002, the Financial Services businesses accounted for 54 percent of our earnings and our Information Technology companies accounted for 46 percent.

These businesses, at first blush, may seem unconnected. What does driving records information have to do with title insurance? The fact is, all of our businesses involve business information or services, and each is connected to the major economic events in a consumer's life. These events include getting a job, buying a car, renting an apartment, and buying or mortgaging a house. Each of our businesses is an outgrowth of another. Many of the businesses were natural additions to our Company because they include a component of credit information (such as mortgage credit information, pre-employment screening, tenant screening, and several others).

We are gratified that these diverse business strategies are so substantial and important to our Company that separate segment status is justified. The 2002 earnings for each segment were higher than 2001 earnings.

Three segments deserve special mention. First, our Property Information segment, headed by Dennis Gilmore, had an especially strong year. In 2001, Dennis and his team produced earnings of $35 million, before taxes and minority interests, on revenues of $228 million. In 2002, that segment earned $71 million on revenues of $280 million. The earnings more than doubled and margins went from 15 to 25 percent.

Second, our Credit Information team announced the combination of our Credit Online division with DealerTrack, Inc., which will further solidify First American's position as a leading service provider in the retail automotive marketplace. First American is fully committed to our goal of being involved in every transaction that flows through the finance and insurance offices of automobile retailers. By combining our strengths with DealerTrack's, we greatly enhance our ability to introduce First American's innovative line of business information and credit products to the leading automotive lenders and dealers in America.

Third, our Screening Information segment announced an important merger with US SEARCH.com Inc., the nation's largest Internet provider of people-search information and a provider of pre-employment screening reports. The combined companies will be called First Advantage Corporation, which is expected to publicly trade on the NASDAQ National Market System. First American will own 80 percent of this company. We are very excited about the future of this company. Its product mix is very important in these days of heightened security, and the quality of our products and systems are unparalleled in the industry.

TRANSFORMING THE TITLE SEGMENT

Over the last three years, we have created the *FAST* Transaction System, the industry's only enterprise-wide, fully integrated title and closing production system. We rolled it out during 2002. It wasn't easy. Whenever a new system is introduced, surprises arise and must be dealt with. Gary Kermott, who heads our title operations, and his people dealt with them beautifully and didn't ever consider giving up. Now we are done, and the transformation of processes has begun. *FAST*, in conjunction with our industry-leading title databases, allows our entire title and closing process to be streamlined and centralized into processing centers around the country and overseas. In 2002, we bore the considerable expense of the rollout. In 2003, we will see the benefits. By the last quarter of 2003, we will be saving at a clip of approximately $100 million annually, and the efficiencies will continue to grow into 2004 and 2005. Over time, our title operations will look more and more like the companies in our Information Technology group. We are well prepared for the future.

THE FUTURE

As we look ahead, we see continued change. HUD is serious about mandating that consumers be provided a lender-created bundle of products in connection with a mortgage loan and that the price of the bundle be clear. This could create some pricing pressure, but it could also work to the benefit of the companies that can provide a bundle using their own products. First American is one of only two companies with that capability.

Market experts have been predicting a significant decline in mortgage volumes for more than two years. This didn't happen in 2002, and it hasn't happened so far in 2003. In fact, business is very good in all of our segments, including those not affected by real estate cycles. Our strategy will be to continue to build products, services, and systems with the future in mind, as we continue to keep a close eye on the present.

The board of directors joins us in thanking you for your support.

D.P. Kennedy
Chairman of the Board

Parker S. Kennedy
President

WHAT IS FIRST AMERICAN?

With a family of companies as diverse as ours, some find it difficult to answer that question. In fact, our groups are purposely varied, helping more and more to provide our shareholders with a strategic market balance. And yet, through all of this diversity, there is a solid consistency in our product, our service, and our core value.

OUR PRODUCT IS information

Our businesses range from title insurance to mortgage loan services, employment screening to auto-loan products, yet they all have one thing in common: they provide information. Today, we're a national leader in providing critical data to businesses in a multitude of industries. And, we're the behind-the-scenes company that helps consumers throughout the major financial events of their lives. We analyze, bundle, refine, and efficiently deliver the information that helps to keep our nation's economy moving.

OUR SERVICE IS insight

Part of what differentiates First American is our people's involvement with our customers' businesses. By truly focusing on their needs, we're able to develop ways to meet those needs efficiently, strengthening our business relationships and furthering our growth.

OUR CORE VALUE IS integrity

More than a century ago, First American was built on a foundation of integrity. It's seen in the way we operate our daily business and in the respect we show our customers, our employees, and our shareholders. Our integrity is at the core of everything we do, adding to our success and our corporate value.

INFORMATION

INSIGHT

INTEGRITY

INTEREST

IDEAS

INITIATIVE

INVOLVEMENT

IMPACT

INNOVATION


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FINANCIAL RESULTS

New home sales and resale activity remained seasonally high during the first quarter of 2002, helping new title order counts to reach a record first-quarter level. While refinance-related activity slowed a bit in the first half of 2002, further declines in interest rates helped total orders opened in the second quarter of 2002 to surpass those of the same quarter in 2001. Title orders surged significantly in the year's third quarter as low interest rates prompted refinancing activity, as well as existing and new home sales. By year's end, the company showed an increase of 13 percent in title orders opened over those opened in 2001.


TITLE INSURANCE AND SERVICES TOTAL REVENUES
($ IN MILLIONS)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93 94 95 96 97 98 99 00 01 02

Full-year operating revenues for 2002 increased 28 percent from 2001 levels to a total of nearly $3.4 billion. The higher order volume, coupled with increased operational and technology-driven efficiencies, helped the Title Insurance and Services segment to realize income before income taxes and minority interests of $271.7 million, an increase of 56 percent over 2001's total.

TECHNOLOGY IMPLEMENTATION

During 2002, the **First American Title Insurance Company** substantially completed the implementation of our *FAST* Transaction System in all First American Title offices, making it the first national company in the industry to have all of its people working from a common platform. A great deal of effort and determination by many First American people made it possible to complete this implementation during one of the strongest markets and, therefore, one of our busiest environments.

Today, thousands of users in hundreds of offices utilize the *FAST* Transaction System, a fully integrated, browser-based system designed to automate and centralize title and escrow settlement services. The system's full implementation should help the Title Company to realize increased efficiencies and improved operating margins well into the future.



***Gary L. Kermott**, President*
Title Insurance and Services

Also in 2002, the Title Company expanded the coverage of *FAST*Search,™ an automated title search engine integrated with the *FAST* Transaction System. *FAST*Search, which automates the title searching process, now covers more than 150 key counties. By the end of 2002, more than a million title orders had been processed through this system. This, along with *FAST*Web, the Company's online ordering, status inquiry, and delivery system, can now be accessed seamlessly through the *FAST* Transaction System from anywhere in the nation.

Another operational advantage came when the Title Company's offshore searching capabilities were expanded, lowering production costs as the number of orders processed by facilities abroad rose to about 40,000 per month.

- RESIDENTIAL TITLE INSURANCE
- NATIONAL COMMERCIAL SERVICES
- INTERNATIONAL TITLE INSURANCE
- EAGLE 9™ UCC INSURANCE
- NATIONAL HOMEBUILDER SERVICES
- NATIONAL RELOCATION SERVICES
- VACATION OWNERSHIP SERVICES
- NATIONAL DEFAULT TITLE SERVICES
- LENDER SERVICES
- EQUITY LOAN SERVICES
- 1031 TAX DEFERRED EXCHANGE SERVICES
- TITLE AND ESCROW SYSTEMS
- TRANSPORTATION TITLE SERVICES
- VENDOR AND TRANSACTION MANAGEMENT SERVICES



title *i*nsurance and services

First American is one of the nation's leading, most experienced providers of title insurance, and number one in global title operations. This segment's businesses utilize information to protect real property buyers and lenders from problems that might affect title ownership. Through nearly 1,200 offices and thousands of agents in the United States and abroad, the company offers a wide variety of title insurance and associated closing and escrow services. Coverage is provided on residential and commercial properties, personal property collateral, aircraft, nautical vessels, and more.



SEGMENT ACTIVITY

Last year's robust refinance market contributed to significant growth in First American's **Lenders Advantage** division, the group dedicated to meeting the specific needs of lenders involved in refinance and home equity lending. The division implemented new, high-efficiency procedures and further built its business with leading national and regional lenders in 2002. By year's end, its operations realized a 58 percent increase in closed orders as compared to its 2001 total.

First American Equity Loan Services, Inc., *the nation's largest real estate information provider to the home equity* lending industry, benefited from increased market demand and market share in 2002. This company, which offers title searches and insurance, flood certifications, property valuations, and other services from 14 branch offices across the nation, completed approximately 1 million orders in 2002.

The **National Default Title Services** division, the largest group of its kind in the industry, showed a 79 percent rise in its order count in 2002. The division also realized increases in revenues, profitability, and market share, even though foreclosures were at historically low levels. The group works with lenders and homeowners at the time of default to avert foreclosure and to help lessen expenses, should foreclosure occur.

The **National Commercial Services** division continued to attract new customers as it completed the realignment of its operations to serve customers from 13 regions strategically located across the nation. This realignment strategy is positioned to best serve leading national and international firms quickly and efficiently. The regional offices are staffed with professionals skilled in handling the nation's largest single- and multi-site real estate transactions. These include high-rise office buildings, retail shopping malls, industrial factories and warehouses, resorts, and other large properties, as well as multistate transactions valued in the tens or hundreds of millions of dollars.

Our **National Homebuilder Services** division, which meets the title and closing needs of homebuilders and developers, added and expanded relationships with some of the largest national firms in that industry during 2002. This division now provides its services to every major homebuilder in the U.S., which is important as industry consolidation continues to rapidly increase the market share of the nation's top builders. At the same time, this group has made First American the only firm in our business to provide local, regional, and national builders with a Web-based land transaction management system designed to meet builders' specific needs.

First American Residential Real Estate Group, Inc. *was introduced in the first quarter of 2003.* This new First American company offers service, technology, outsourcing, and product solutions to firms serving the residential real estate and relocation markets. The company's technology platform is designed to bring new, effective transaction management solutions to real estate brokers and their agents across the United States.



First American's **International Title** operations performed well in 2002. Revenues increased 42 percent as the company's operations in Canada, the United Kingdom, Ireland, Australia, New Zealand, Hong Kong, South Korea, and Mexico each reported record revenue levels. Revenues grew 47 percent in Canada alone, allowing the group to maintain a significant market leadership position and a history of continuous revenue growth since it was first licensed in 1991.

As it has for many years, First American's claims-paying ability ratings remained strong in 2002. The company received an "A+" rating from A.M. Best Company; an "A" rating from Fitch IBCA, Duff & Phelps; an "A-" rating from Standard & Poor's; an "A double prime" rating from Demotech, Inc.; and an "A3" (Exceptional) rating from Moody's Investors Service.

SHARE OF TOTAL U.S. TITLE MARKET
(PERCENT)


25
20
15
92 93 94 95 96 97 98 99 00 01

MARKET GROWTH

In February of 2003, First American Title Insurance Company announced the launch of a new operating division designed to aggressively compete for market share in key regions across the United States. This division, **The Talon Group**, will provide quality title and settlement services in the nation's leading, high-volume real estate markets. It will issue title insurance policies underwritten by First American Title Insurance Company and will market other First American title-related products and services. While other national title insurance underwriters have maintained multiple brands following acquisitions, we are the first in the title industry to intentionally establish a competitive brand in order to gain market share and improve long-term profitability. The Talon Group will leverage First American's infrastructure by utilizing our automated title production systems to spread fixed costs, increasing the impact of our sales force, and contributing to improved margins.

In 2002, First American Title Insurance Company also continued to increase its presence nationwide through the acquisition of key local and regional title firms. The addition of these operations greatly increased the number of vital property records within the company's databases, critical to the automated title search process. Acquisitions during 2002 resulted in the addition of 32 offices and 14 title plants. Nationwide direct operations totaled approximately 1,200 at the end of the year, which combined with an extensive network of thousands of agents to sell First American Title products in the U.S. and abroad.

The company's national title insurance industry market share, based on premiums written, remained steady in 2001 as compared to 2000, according to the yearly recap provided in the most recent report available from the American Land Title Association. This maintenance is notable in that refinance activity was high in 2001, and our company's market share is traditionally healthier during years in which resale, rather than refinance, activity is predominant.

SPECIALTY INSURANCE



FINANCIAL RESULTS

First American's Specialty Insurance segment produced a double-digit percentage increase in operating revenues and a triple-digit percentage rise in income before income taxes and minority interests in 2002 over 2001. Operating revenues rose to $143.3 million, an increase of 28 percent from the previous year's result, and income before income taxes and minority interests more than doubled to $24.5 million.

SEGMENT ACTIVITY

Aided by a strong market for property resales, **First American Home Buyers Protection Corporation** ended the year with record-breaking gross premiums. The company continued strengthening its position as one of the nation's leading providers of home warranty contracts, ending 2002 with a record 302,000 warranties in force. It is significant that about one-third of these warranties were renewals of existing policies, demonstrating the reliability of a steady income stream that is not dependent on real estate market cycles.


SPECIALTY INSURANCE
TOTAL REVENUES
($ IN MILLIONS)
200
175
150
125
100
75
50
25
0
97 98 99 00 01 02

First American Property & Casualty Insurance Company and **First American Specialty Insurance Company** continued to work in parallel with other First American companies, supporting homeowners with property and casualty insurance that focuses on personal lines, including homeowner's coverage. At the end of 2002, these companies had approximately 140,000 total policies in force. First American Property & Casualty Insurance Company also received an "A" rating from the recognized rating service A.M. Best Company.

This type of protection is usually required to be in place before a home purchase or refinance transaction can close. Our property and casualty operations are uniquely situated to benefit from two distribution channels. The first includes a highly skilled group of property and casualty insurance agents who provide quality service to our customer base. The other leverages our Title Company's direct and agency operations, which are already involved in thousands of residential property transactions each year, by allowing qualified representatives within these operations to distribute our insurance products cost effectively through the escrow process.



Craig I. DeRoy, President
Specialty Insurance

MARKET GROWTH

First American Home Buyers Protection continued its geographic expansion by qualifying to do business in eight additional states in 2002. The firm now provides services in 27 states—more than twice the number in which it operated in 2000. A major goal is to expand this fast-growing company's presence to provide nationwide market coverage in the next few years.

Homeowners have a continuing need for the residential insurance coverage provided by First American Property & Casualty Insurance Company and First American Specialty Insurance Company. Because the homeowner policy is a renewable product that is not directly tied to the real estate cycle, it is much less cyclical than products or services involved solely in property purchases or refinancing. This provides a recurring revenue opportunity that allows First American to create a balanced diversity that should serve the Company well into the future.


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specialty insurance

First American's Specialty Insurance segment offers a variety of protection and insurance services, including home warranties and complete homeowner's insurance coverage. Home warranty contracts protect homeowners from the cost of repair or replacement of major operating systems and appliances in their homes. Property and casualty insurance provides homeowners with coverage for losses to their home and belongings caused by fire, windstorms, theft, vandalism, and more. It also offers various types of protection to businesses and lenders across the nation.

TRUST AND OTHER SERVICES





FINANCIAL RESULTS

First American's Trust and Other Services segment fared well in 2002, despite difficult conditions within the nation's stock markets. These financially oriented companies collectively ended the year with operating revenues of $41.7 million, an increase of 5 percent from the previous year's total. Full-year income before income taxes and minority interests rose 10 percent to $13.5 million.

TRUST AND OTHER SERVICES TOTAL REVENUES ($ IN MILLIONS)


50
45
40
35
30
25
20
15
10
5
0
97
98
99
00
01
02

SEGMENT ACTIVITY

First American Trust, FSB continued to build its investment advisory and fiduciary business, and provide retirement plan administration services. The company took over responsibility for administration of The First American Corporation's Dividend Reinvestment and Direct Purchase Plan during 2002 and, with its advanced-technology systems, will begin providing these shareholders with online access to their account information.

First American Trust opened an additional office in the Los Angeles area during the year, broadening its Southern California presence. It also received regulatory approval to expand its trust and banking services into Arizona, where the company plans to open an office during the second quarter of 2003. Also during 2002, First American Trust continued to grow the deposit and wire services it provides to First American affiliates.

First American Capital Management, our Company's SEC-registered investment services firm, continued to offer institutional investment advisory services and portfolio management to corporations, pension funds, and others. This company realized record revenues and pretax profits in 2002, and was recently rated a "5-Star Top Gun Large Cap Core Equity Manager" by PSN, an independent investment manager database and a division of Effron Enterprises, Inc.



***D.P. Kennedy**, President*
Trust and Other Services

First Security Thrift, our F.D.I.C.-insured industrial bank, recorded an increase in net receivables for 2002 over 2001 figures. The thrift's earnings declined slightly, however, as interest rates remained low throughout the year—an effect that is counter-cyclical to those First American businesses in the real estate arena. Very significantly, this company completed the year 2002 without a single delinquent account, reflecting the quality of its asset base.

First Security Thrift has earned a five-star rating, the highest rating available, from Bauer Financial Reports, an independent bank analysis firm. As of year-end 2002, the thrift had earned this rating for 40 consecutive quarters.

MARKET GROWTH

In business for more than four decades, First American Trust plans to continue driving its growth through an increase in its traditional trust and investment management business.

By year's end, First American Capital Management had increased the assets under its management to $2 billion. The firm continues to expand its professional staff in preparation for further growth.


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trust and other services

Through this segment, First American provides a variety of investment advisory and fiduciary services for high-net-worth individuals, corporations, and nonprofit organizations. Services include personal estate, financial, retirement, and tax planning. Our SEC-registered investment management group offers institutional investment advisory services to corporations, pension funds, and others, including management of equity and fixed-income securities portfolios. First American's thrift group accepts deposits, and originates and purchases loans secured by commercial property.

MORTGAGE INFORMATION



FINANCIAL RESULTS

First American's Mortgage Information segment's 2002 operating revenues rose 18 percent from the prior year to nearly $479.3 million, and income before income taxes and minority interests increased 13 percent to almost $146.9 million.

A robust real estate market and a surge in refinancings prompted by lowered rates, along with operational efficiency measures, helped to create continued earnings progress for these companies. Although costs were incurred as we invested further in the development of customer relationships in 2002, these relationships are positioned to bring added revenue in 2003.


MORTGAGE INFORMATION TOTAL REVENUES
($ IN MILLIONS)
500
450
400
350
300
250
200
150
100
50
0
97 98 99 00 01 02

SEGMENT ACTIVITY

This segment's companies help First American continue to win recognition as the industry leader in offering a complete line of products to mortgage loan originators and servicers.

A strong focus on the quality of our products was apparent throughout this segment's companies in 2002. This focus allows us to constantly improve our products and services and, in turn, increase our market share. While the active real estate market brought an impressive volume of business to this group, the quality and turnaround times provided to our customers did not waver.

Two prominent companies within the Mortgage Information segment, **First American Real Estate Tax Service** and **First American Flood Data Services**, continue to be recognized by the industry for their ability to provide superior service. This level of performance has been rewarded with commitments for significant volumes of business in the year 2003. It is likely that this new business will vault our tax service company into the number-one market share position for the first time in its history.

First American Default Management Solutions, which assists lenders and homeowners in preventing and processing foreclosures, now offers the only integrated technology platform in its industry. The platform provides a direct connection to lenders and is designed to increase efficiency, reduce expenses, and solidify customer relationships. It is expected to help bring further increases in market share to this group.



***Barry M. Sando**, President*
Mortgage Information

First American Nationwide Documents, the mortgage document preparation firm that experienced losses in 2001, rebounded strongly and profitably in 2002, as delivery process refinement increased efficiency.

Companies throughout this business segment continued the use of progressive, scalable, proprietary *FAST* technology. These applications are designed to create a completely integrated system for the electronic ordering, routing, processing, and delivery of products and services for customers using any platform. The system helps First American, the industry leader in providing a complete line of mortgage-related closing services, to realize operating efficiencies and per-order cost reductions.

MARKET GROWTH

Most of our companies within this business segment continue to hold leadership positions in their respective markets. They are first in flood data services, with an approximate 35 percent market share in an industry of more than 100 companies nationwide; first in most areas of default management; and second in real estate tax services. The continued focus on the cultivation and maintenance of high-quality client relationships by the companies in this business segment should help to keep business levels steady during market fluctuations.



FLOOD DETERMINATION AND COMPLIANCE

MORTGAGE DOCUMENT SERVICES

DEFAULT MANAGEMENT SERVICES

FIELD INSPECTIONS

LOSS MITIGATION SERVICES

DEFAULT ACCOUNT INFORMATION SYSTEMS

FORECLOSURE CLAIMS PROCESSING

NATIONAL DEFAULT OUTSOURCING

RESIDENTIAL REAL-ESTATE TAX REPORTING

COMMERCIAL TAX AND
TAX VALUATION SERVICES

MORTGAGE SERVICING SOFTWARE SYSTEMS

mortgage *i*nformation

The Mortgage Information segment provides the nation's lenders with a complete menu of services designed to streamline the mortgage and real property transaction process. These loan origination and administration products, including the industry's first complete menu of mortgage-related default and loss mitigation services, are provided to customers nationwide. Many of the country's leading lenders access these information-based products to complete transaction closings and make underwriting decisions.





PROPERTY INFORMATION TOTAL REVENUES ($ IN MILLIONS)


300
250
200
150
100
50
0
97
98
99
00
01
02

FINANCIAL RESULTS

The Property Information segment realized increases in both revenues and income before income taxes and minority interests in each quarter of 2002 as compared to the same quarters of the prior year. In the second half of the year, the group more than doubled its operating revenues as compared to 2001. For the full year, the segment's activities produced operating revenues of $259.3 million, an increase of 23 percent from the previous year, and income before income taxes and minority interests totaling nearly $71.5 million, a little more than twice the previous year's results. A large share of this segment's increased revenues can be attributed to the continued effects of acquisitions and the geographic expansion of its databases. The group's rising income has been largely the result of ongoing operational efficiency initiatives. Although the real estate market's strength played a role in this group's 2002 success, short-term market fluctuations affect this segment's results less than some of First American's other businesses. Whereas many of First American's real estate-related businesses are transaction-based, the Property Information companies provide many of their services under long-term contracts. This group's products are routinely used during downturns in the real estate cycles for customer acquisition and retention programs. Segments outside the real estate arena further contribute to revenue stability.

SEGMENT ACTIVITY

In 2002, this segment continued to operate under the plan set forth four years ago in which growth is generated via geographic expansion of databases, technology development and refinement, acquisitions, and international processing.

Strategic acquisitions in recent years, designed to extend product lines and expand market share, have positioned the segment solidly as the industry leader. The group today boasts one of the largest online interactive databases in the nation—a source that now includes data from 92 percent of all U.S. real estate transactions. Aggressive geographic expansion of data continued in 2002.

The segment also continued to leverage its technology infrastructure. **First American Real Estate Solutions** fully integrated its technology with that of Transamerica Corporation's Intellitech real estate information operation, with which it formed a limited partnership in 2000. New products also were integrated into Web-based systems to provide simpler distribution and more economical delivery. This technology leverage and Web-migration strategy has been deployed in the other businesses within the segment.

MARKET GROWTH

The four core companies in this segment continue to hold impressive market shares and industry positions. First American Real Estate Solutions commands the number-one status as the leading provider of real estate information used to locate and value properties, determine ownership records, and assess property characteristics.



Dennis J. Gilmore, President
Property Information

eAppraise*IT*, LLC grew substantially in the second quarter of the year as a joint venture was formed with LandAmerica Financial Group, Inc. The agreement brought together LandAmerica's OneStop® appraisal production division and First American's eAppraise*IT* to create the nation's largest independent provider of real estate valuation services. The entity is majority owned by First American. In the third quarter, eAppraise*IT*, LLC acquired **Source One Services Corporation**, a nationwide provider of broker price opinions (BPO). BPOs are the nation's fastest-growing real estate valuation products, and have become critical to the mortgage lending and default markets. Both the eAppraise*IT*/LandAmerica joint venture and Source One Services were immediately accretive to First American's earnings, and division leaders have high expectations for this growing industry.

Data Trace, which boasts the world's most advanced and comprehensive title information delivery system, remained market share leader in its industry in 2002. This group continued to grow its data geographically to meet its goal of creating a national footprint. **Data Tree LLC** also retained its number-one position among its competitors. This company has amassed the nation's largest database of imaged property records—more than 1 billion—to help the title industry and others streamline their systems.

PROPERTY OWNERSHIP AND CHARACTERISTIC INFORMATION AND MAP IMAGE PRODUCTS

TITLE PLANT AND DOCUMENT IMAGING SERVICES

DATABASE MANAGEMENT SERVICES AND DOCUMENT IMAGING SYSTEMS

APPRAISAL AND PROPERTY VALUATION SERVICES

PROPERTY DISCLOSURE INFORMATION



property *i*nfor

Our Property Information segment is the largest collector and provider of real estate information used by businesses to value, locate, and analyze properties across the United States. With the world's most comprehensive database of real estate information and property characteristics, this segment's companies transform complex data gathered from thousands of public record and private sources into meaningful business information used by mortgage lenders, title companies, government agencies, property and casualty insurance groups, utilities, direct marketers, research and legal firms, and others.




CREDIT INFORMATION
TOTAL REVENUES
($ IN MILLIONS)
300
250
200
150
100
50
0
97
98
99
00
01
02

FINANCIAL RESULTS

This segment realized a 10 percent increase in its operating revenues in 2002 over its 2001 total, ending the year at $215.3 million. Aided by increased efficiencies, operational streamlining, technology implementation, and expense controls, income before income taxes and minority interests rose 31 percent to nearly $39.3 million.

SEGMENT ACTIVITY

The Credit Information segment produces nearly 4.5 million credit reports per month, including nearly 3 million reports for markets outside of real estate-related industries.

First American Credco remains the number-one firm in the merged credit reporting industry, supplying one of every three credit reports provided to the nation's mortgage lenders. In 2002, this company entered new areas of "solution selling," which create added value by providing products that directly solve the unique problems of individual customers.

This segment is also the premier provider of specialized credit products to the automotive retailing community, processing more than 13.8 million credit reports for this industry in 2002. With more than 55 million new and used vehicles sold each year, the automotive financing industry is a significant component of First American's growth strategy. The group's goal is to be involved in every transaction that flows through the finance and insurance offices of automobile retailers across the nation.

First American Credit Management Solutions, Inc. (CMSI) is addressing technology advancements with new automotive loan origination solutions, allowing further market reach into the smaller, more regionalized lending community.

In March of 2003, the Company announced the merger of Credit Online, Inc., a subsidiary of First American CMSI, with DealerTrack, Inc., a technology services company that enables automobile finance transactions through its DealerTrack™ platform. The merger brings together more than 19,000 automobile dealers with over 40 key automotive financing lenders through state-of-the-art technology. This, combined with integration solutions from the leading dealer management system providers, Automatic Data Processing, Inc. and The Reynolds and Reynolds Company, will automate and accelerate the entire dealer-to-lender relationship. First American will retain a significant interest in DealerTrack and will provide credit bureau products and services to the combined network.



Anand K. Nallathambi,
President
Credit Information

In June 2002, First American and Experian Automotive announced a new joint venture, creating **Vehicle Title, LLC**, the exclusive provider of TitleGuard Vehicle Title Insurance. TitleGuard insures used-car buyers, sellers, and lenders against financial losses that can result from unreported Department of Motor Vehicle title defects. TitleGuard's market potential is vast, given that more than 40 million used vehicles change ownership every year.

First American Membership Services provides credit reports, credit monitoring, and other personal identity protection tools directly to consumers. In 2002, the group contracted with one of the nation's top five banks, a relationship that will secure at least 200,000 memberships in the first year.

TeleTrack, Inc., which boasts the nation's largest subprime credit database, provides consumer information for risk analysis to the pay-day loan, rent-to-own, cable, and people locator industries. In 2002, TeleTrack began serving the subprime mortgage, credit card, automotive, and insurance industries, as well.

MARKET GROWTH

In 2002, just under half of this segment's credit revenues were generated from automotive, consumer, subprime lender, and other markets, helping to lessen the Corporation's dependency on the real estate industry. This segment also launched offshore outsourcing operations in 2002, with expectations of reducing software development and operating expenses.

OMOTIVE CREDIT SERVICES

SPECIALIZED CREDIT REPORTING

VEHICLE TITLE INSURANCE

MEMBERSHIP SERVICES

SUBPRIME CONSUMER CREDIT INFORMATION



credit information

Our Credit Information segment is a leading provider of credit and finance solutions to the mortgage, automotive, and consumer finance industries, and the nation's leading provider of subprime consumer credit information. These companies gather and package consumer credit information into products needed by a variety of businesses and consumers in decision-making and underwriting processes. Today, nearly half of this segment's customers fall outside of the cyclical real estate arena.

SCREENING INFORMATION



FINANCIAL RESULTS

Operating revenues for the Screening Information segment more than doubled in 2002 as compared to 2001, increasing 105 percent to a total of $100.7 million. Income before income taxes and minority interests rose to $2.5 million, following a loss of $286,000 in 2001.

SEGMENT ACTIVITY

Mergers and acquisitions helped this segment to grow substantially in 2002, further raising its industry profile as a leading provider of screening information services to businesses with employment, insurance, and property management decision needs. These developments took place during a depressed employment market, which provided both economic and integration advantages, and positioned the Screening Information segment in four primary market areas: motor vehicle records reporting, substance abuse testing and program management, resident screening, and employment screening.

SCREENING INFORMATION TOTAL REVENUES ($ IN MILLIONS)


150
125
100
75
50
25
0
97
98
99
00
01
02

In early 2002, The First American Corporation acquired **American Driving Records, Inc.**, one of the nation's leading providers of motor vehicle reports (MVR). MVRs are an important part of the screening process for companies that have employees who are required to drive on company business. This acquisition positioned First American as one of only three background-screening companies with direct access to state motor vehicle records nationwide.

Employee Health Programs, Inc., the screening industry's largest independently owned drug-testing management and medical review services provider, was acquired in the fourth quarter of 2002. Coupled with **Substance Abuse Management, Inc.**, another leading drug-testing services provider acquired in 2001, this group's occupational health division increased its market share and now stands as the second-largest provider of drug-testing management and medical review services in the nation.



John W. Long, President Screening Information

SafeRent, Inc., a leading provider of online credit and risk management services for resident screening, was acquired in late 2002. The company's operations are being merged with those of **First American Registry, Inc.**, already the nation's leading provider of resident-screening services. This combination puts the group in an industry leadership position and provides economies of scale.

In late 2002, The First American Corporation and US SEARCH.com Inc. agreed to merge their background-screening businesses. The merger will bring together the employment-screening businesses of First American's **HireCheck, Inc.** and US SEARCH's PRSI, and add consumer-directed people-location services to the group.

The merger with US SEARCH will coincide with the formation of a new publicly held company applying for listing on the NASDAQ National Market System. The new company, **First Advantage Corporation**, will be owned 80 percent by The First American Corporation and 20 percent by the shareholders of US SEARCH. The merger is scheduled to close during the second quarter of 2003.

MARKET GROWTH

When the merger is complete, First Advantage is expected to claim the top market position in both the resident-screening and people-location industries, the number-two position in substance abuse testing and program-management services, the number-three position in employment screening, and be among the top four competitors in the provision of motor vehicle reports. It is projected that this segment's revenues will exceed $150 million in 2003.



EMPLOYMENT SCREENING

SUBSTANCE ABUSE TESTING AND PROGRAM MANAGEMENT

RESIDENT SCREENING

MOTOR VEHICLE RECORDS REPORTING

screening information

This segment provides consumer background information vital to the decision-making activities of a variety of industries. This fast-growing segment, developed through strategic acquisitions, now provides a complete menu of services that help employers, property managers, insurers, and others make critical business decisions.

RESULTS OF OPERATIONS

Critical accounting policies — The Company's management considers the accounting policies described below to be critical in preparing the Company's consolidated financial statements. These policies require management to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures of contingencies. See Note 1 to the consolidated financial statements for a more detailed description of the Company's accounting policies.

Revenue recognition. Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy, and for policies issued by independent agents, when notice of issuance is received from the agent. The Company's tax service division, which is included in the mortgage information segment, defers its tax service fee and recognizes that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio on a quarterly basis to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments and adjusts the rates accordingly to reflect current trends. For all other products, revenues are generated at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Provision for title losses. The Company provides for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense (the loss rate), as well as the adequacy of the ending reserves, is determined by the Company based on historical experience and other factors, including changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rate as necessary.

Purchase accounting and impairment testing for goodwill and other intangible assets. Pursuant to Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), the Company is now required to perform an annual impairment test for goodwill and other intangible assets. This test is performed utilizing a variety of valuation techniques, all of which require management to make estimates and judgments, and includes discounted cash flow analysis, market approach valuations and the use of third-party valuation advisors. Certain of these valuation techniques are also utilized by the Company in accounting for business combinations, primarily in the determination of the fair value of acquired assets and liabilities.

Income taxes. The Company estimates its quarterly effective income tax rate based upon a variety of factors including, but not limited to, the expected revenues and resulting pretax income for the year, the composition and geographic mix of the pretax income and the ratio of permanent differences to pretax income. Any changes to the estimated rate are made prospectively in accordance with Accounting Principles Board Opinions No. 28, "Interim Financial Reporting." Additionally, management makes estimates as to the amount of reserves, if any, that are necessary for known and potential tax exposures.

Depreciation and amortization lives for assets. Management is required to estimate the useful lives of several assets classes, including capitalized data, internally developed software and other intangible assets. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters.

Overview — The majority of the revenues in the Company's title insurance and mortgage information segments depend, in large part, upon the level of real estate activity and the cost and availability of mortgage funds. Revenues for these segments result primarily from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. Over one-half of the revenues in the Company's property information and credit information segments also depend on real estate activity. The remaining portion of the property information and credit information revenues, as well as the revenues for the Company's specialty insurance, trust and other services, and screening information segments, are isolated from the volatility of real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

Mortgage interest rates, which had been decreasing throughout 1997 and 1998, began to increase in the second quarter of 1999, causing a significant decline in refinance activity and residential resale orders. This, coupled with fourth quarter seasonal factors and Y2K concerns, resulted in a low inventory of open orders going into the first quarter of 2000. As a result of the low inventory of open orders going into the first quarter of 2000, and the relatively weak real estate economy present during the first half of 2000, revenues and profits during this period decreased significantly when compared with the same period of 1999. During the second half of 2000, real estate activity began to increase as a result of declining mortgage interest rates. New order counts in the latter part of the third quarter began to show favorable comparisons with the same period of 1999. This trend continued into the fourth quarter of 2000 and resulted in a significant increase in revenues and profits in the second half of 2000 when compared with the same period of 1999.


FIXED 30-YEAR MORTGAGE RATES
(AVERAGE PER QUARTER)
9%
8%
7%
6%
5%
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
99
00
01
02

In 2001, mortgage interest rates decreased to levels comparable to rates experienced in 1998. Refinance activity reached record levels and the demand for residential resale and new home sales continued to be very strong. All four quarters of 2001 compared favorably with the respective quarters of 2000.

The favorable trends present during 2001 continued into 2002. Refinance activity continued at high levels, reaching record levels during the third quarter of the year. Existing- and new-home-sale activity surpassed 2001 levels. Closed order counts reached all-time record levels resulting in record-setting operating results for the Company in 2002.

Operating revenues — A summary by segment of the Company's operating revenues is as follows:

(in thousands, except percentages)	2002	%	2001	%	2000	%
Financial Services:						
Title Insurance:						
Direct operations	**$1,803,775**	**39**	$1,463,303	40	$1,083,112	38
Agency operations	**1,589,817**	**34**	1,185,691	32	983,937	34
	3,393,592	**73**	2,648,994	72	2,067,049	72
Specialty Insurance	**143,307**	**3**	112,054	3	115,171	4
Trust and Other Services	**41,737**	**1**	39,882	1	33,635	1
	3,578,636	**77**	2,800,930	76	2,215,855	77
Information Technology:						
Mortgage Information	**479,288**	**10**	407,006	11	307,826	11
Property Information	**259,315**	**6**	210,975	6	161,040	6
Credit Information	**215,337**	**5**	194,981	5	154,341	5
Screening Information	**100,702**	**2**	49,094	2	38,466	1
	1,054,642	**23**	862,056	24	661,673	23
	$4,633,278	**100**	$3,662,986	100	$2,877,528	100

Financial Services. Operating revenues from direct title operations increased 23.3% in 2002 over 2001 and 35.1% in 2001 over 2000. The increase in 2002 over 2001 was due to a 20.8% increase in the number of title orders closed by the Company's direct operations, coupled with a 2.0% increase in the average revenues per order closed. The increase in 2001 over 2000 was attributable to a 44.1% increase in the number of title orders closed by the Company's direct operations, offset in part by a 6.2% decrease in the average revenues per order closed. The Company's direct title operations closed 1,696,100, 1,404,600 and 975,000 title orders during 2002, 2001 and 2000, respectively. The average revenues per order closed were $1,063, $1,042 and $1,111 for 2002, 2001 and 2000, respectively. The fluctuations noted in closed orders and average revenues per order closed were primarily attributable to the relative changes in real estate activity year-over-year, as mentioned above. Operating revenues from agency title operations increased 34.1% in 2002 over 2001 and 20.5% in 2001 over 2000. These increases were primarily attributable to the same factors affecting direct title operations compounded by the inherent delay in the reporting of transactions by agents.

Specialty insurance operating revenues increased 27.9% in 2002 over 2001 and decreased 2.7% in 2001 from 2000. The increase in 2002 over 2001 was primarily attributable to geographic expansion at the Company's home warranty division and market share growth at the property and casualty insurance division. The decrease in 2001 from 2000 was primarily due to a $13.4 million reduction in revenues at the property and casualty insurance division as a result of the exit of the lender-placed homeowner's insurance business.

Information Technology. Mortgage information operating revenues increased 17.8% in 2002 over 2001 and 32.2% in 2001 over 2000. These increases were primarily attributable to the same factors affecting title insurance mentioned above, as well as acquisition activity. Operating revenues of $14.9 million and $14.2 million were contributed by new acquisitions in 2002 and 2001, respectively. In addition, during the current year, the Company's tax service division accelerated its amortization rates to reflect the increase in refinance activity, resulting in a $6.5 million increase in operating revenues.

Property information operating revenues increased 22.9% in 2002 over 2001 and 31.0% in 2001 over 2000. These increases were primarily due to the same favorable real estate conditions that benefited the title insurance and mortgage information segments, as well as market share growth and acquisition activity. Operating revenues of $15.5 million and $16.4 million were contributed by new acquisitions in 2002 and 2001, respectively.

Credit information operating revenues increased 10.4% in 2002 over 2001 and 26.3% in 2001 over 2000. These increases were primarily due to growth in demand for credit information in the housing sector, as well as acquisition activity. Operating revenues of $9.2 million and $12.5 million were contributed by new acquisitions in 2002 and 2001, respectively.

Screening information operating revenues increased 105.1% in 2002 over 2001 and 27.6% in 2001 over 2000. These increases were primarily attributable to $49.8 million and $9.7 million of operating revenues contributed by new acquisitions for the respective periods.



OPERATING REVENUES
($ IN MILLIONS)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93 94 95 96 97 98 99 00 01 02

Investment and other income — Investment and other income totaled $89.8 million, $81.1 million and $54.8 million in 2002, 2001 and 2000, respectively, an increase of $8.7 million, or 10.8% in 2002 over 2001, and $26.3 million, or 47.9% in 2001 over 2000. The increase in 2002 over 2001 was primarily due to an $18.3 million increase in equity in earnings of unconsolidated affiliates, offset, in part, by a $9.6 million decrease in net interest and other income, primarily as a result of lower yields on cash equivalents and the Company's investment portfolio due to the lower interest rate environment. The increase in 2001 over 2000 was primarily attributable to a $23.4 million increase in equity in earnings of unconsolidated affiliates and a $2.9 million increase in net interest and other income. See Note 9 to the consolidated financial statements for additional information.

Net realized investment gains/losses — Net realized investment losses totaled $18.9 million in 2002, compared with gains of $6.6 million in 2001 and $1.9 million in 2000. The current year investment losses included a $13.6 million loss resulting from the write-down of WorldCom bonds; a $2.6 million loss associated with the sale of the Company's subsidiary, FASTRAC Systems, Inc.; and $2.3 million of losses due to the restructuring of the 1031 tax-deferred exchange investment portfolio, which is managed by the Company's capital management division.

Salaries and other personnel costs — A summary by segment of the Company's salaries and other personnel costs is as follows:

(in thousands, except percentages)	2002	%	2001	%	2000	%
Financial Services:						
Title Insurance	$1,076,727	71	$ 893,615	71	$ 721,417	71
Specialty Insurance	33,424	2	29,021	2	28,976	3
Trust and Other Services	14,260	1	12,234	1	9,882	1
	1,124,411	74	934,870	74	760,275	75
Information Technology:						
Mortgage Information	156,999	10	129,383	10	119,420	12
Property Information	102,614	7	95,910	8	81,377	8
Credit Information	63,795	4	57,034	4	42,324	4
Screening Information	31,985	2	20,795	2	16,056	1
	355,393	23	303,122	24	259,177	25
Corporate	43,391	3	25,459	2	(4,686)	–
	$1,523,195	100	$1,263,451	100	$1,014,766	100

Financial Services. The Company's title insurance segment comprised 95.8% of total salaries and other personnel costs for the Financial Services group. The title insurance segment (primarily direct operations) is labor intensive; accordingly, a major variable expense component is salaries and other personnel costs. This expense component is affected by two competing factors: the need to monitor personnel changes to match corresponding or anticipated new orders, and the need to provide quality service. In addition, this segment's growth in operations that specialize in builder and lender business has created ongoing fixed costs required to service accounts.

Title insurance personnel expenses increased 20.5% in 2002 over 2001 and 23.9% in 2001 over 2000. The increase in 2002 over 2001 was primarily due to $36.1 million of increased employee benefit costs, $28.2 million of personnel costs associated with new acquisitions, $26.5 million in expenses related to the implementation of the Company's *FAST* title production system, incremental labor costs incurred to service the increase in business volume and increased commissions associated with the increase in closed orders. The increase in employee benefit costs was primarily due to a $16.9 million increase in the Company match related to the 401(k) plan, which is profit driven and increases as profits escalate; and an $11.5 million increase in health care costs. The increase in 2001 over 2000 was primarily due to an increase in staff in the production area required to service the increase in total order volume, increased commissions associated with the increase in closed orders, $15.6 million of personnel expenses associated with new acquisitions and $3.0 million in severance related to the consolidation of certain back-office functions. The Company's direct title operations opened 2,184,200, 1,930,300 and 1,240,700 orders in 2002, 2001 and 2000, respectively, representing an increase of 13.2% in 2002 over 2001 and 55.6% in 2001 over 2000. From an efficiency standpoint, title insurance personnel costs as a percentage of title insurance operating revenues (net of agent retention) were 51.2% in 2002, 52.9% in 2001 and 56.6% in 2000.

Information Technology. Personnel expenses in total for the Information Technology group increased 17.2% in 2002 over 2001 and 17.0% in 2001 over 2000. These increases were primarily due to personnel expenses associated with new acquisitions, costs incurred to service the increase in business volume and, in 2002, a $12.6 million increase in employee benefit costs. Personnel costs associated with new acquisitions totaled $19.1 million in 2002 and $13.3 million in 2001. From an efficiency standpoint, personnel costs for the Information Technology group as a percentage of operating revenues were 33.7% in 2002, 35.2% in 2001 and 39.2% in 2000.

Corporate. Corporate personnel expenses increased $17.9 million in 2002 over 2001 and $30.1 million in 2001 over 2000. The increase in 2002 over 2001 was primarily attributable to an increase of $13.3 million in employee benefit costs, increased technology personnel costs and higher general costs associated with the support effort needed to service the Company's expanded national and international operations. The increase in 2001 over 2000 was primarily due to a reduction of $23.7 million in 2000 resulting from the restructuring of the Company's pension plan.

Premiums retained by agents — A summary of agent retention and agent revenues is as follows:

(in thousands, except percentages)	2002	2001	2000
Agent retention	$1,292,297	$ 960,215	$791,940
Agent revenues	$1,589,817	$1,185,691	$983,937
% Retained by agents	81.3%	81.0%	80.5%

The premium split between underwriter and agents is in accordance with their respective agency contracts and can vary from region to region due to divergencies in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations.

Other operating expenses — A summary by segment of the Company's other operating expenses is as follows:

(in thousands, except percentages)	2002	%	2001	%	2000	%
Financial Services:						
Title Insurance	$ 584,604	56	$474,127	55	$363,807	52
Specialty Insurance	11,596	1	14,270	2	16,124	2
Trust and Other Services	12,658	1	13,873	2	13,500	2
	608,858	58	502,270	59	393,431	56
Information Technology:						
Mortgage Information	159,211	15	140,199	16	121,321	17
Property Information	86,039	8	73,809	9	61,488	9
Credit Information	107,781	10	101,323	12	91,748	13
Screening Information	61,037	6	26,499	3	19,850	3
	414,068	39	341,830	40	294,407	42
Corporate	26,199	3	9,504	1	9,834	2
	$1,049,125	100	$853,604	100	$697,672	100

Financial Services. The Company's title insurance segment comprised 96.0% of total other operating expenses for the Financial Services group. Title insurance other operating expenses (principally direct operations) increased 23.3% in 2002 over 2001 and 30.3% in 2001 over 2000. These increases were primarily due to incremental costs (i.e., messenger costs, reproduction costs, title plant maintenance costs, etc.) associated with servicing the increases in total order volume and costs associated with new acquisitions. Other operating expenses associated with new acquisitions were $9.6 million in 2002 and $8.8 million in 2001. Title insurance other operating expenses as a percentage of title insurance operating revenues (net of agent retention) were 27.8% in 2002, 28.1% in 2001 and 28.5% in 2000.

Information Technology. Other operating expenses for the Information Technology group increased 21.1% in 2002 over 2001 and 16.1% in 2001 over 2000. These increases were primarily due to costs associated with servicing the increases in business volume and costs associated with new acquisitions. Contributing to the increase in 2001 over 2000 were charges of $1.8 million relating to the restructuring of the Company's field service division and impaired asset write-offs totaling $2.6 million at the appraisal division. Other operating expenses associated with new acquisitions were $57.0 million in 2002 and $31.3 million in 2001. Information Technology other operating expenses as a percentage of operating revenues were 39.3% in 2002, 39.7% in 2001 and 44.5% in 2000.

Corporate. Corporate other operating expenses increased $16.7 million in 2002 over 2001 and remained relatively constant in 2001 compared with 2000. The increase in 2002 over 2001 was primarily due to $15.0 million of technology expenses, primarily consulting and outsourcing costs, required to expand the Company's e-commerce capabilities and higher general costs associated with the support effort needed to service the Company's expanded national and international operations.

Provision for title losses and other claims — A summary by segment of the Company's provision for title losses and other claims is as follows:

(in thousands, except percentages)	2002	%	2001	%	2000	%
Title Insurance	$135,622	60	$113,812	63	$ 75,790	54
Specialty Insurance:						
Home Warranty	50,881	23	47,661	26	42,768	30
Property and Casualty Insurance	26,168	12	10,838	6	13,854	10
	77,049	35	58,499	32	56,622	40
All other segments	11,918	5	8,335	5	9,220	6
	$224,589	100	$180,646	100	$141,632	100

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues (excluding the one-time 2001 adjustment mentioned below), was 4.0% in 2002, 4.0% in 2001 and 3.7% in 2000. The increase in 2001 over 2000 reflected adverse claims development, offset, in part, by the shift in current year revenue mix from resale to refinance, which is generally less claims intensive. During the third quarter of 2001, the Company recorded a $7.9 million adjustment to a purchase accounting estimate for loss reserves at one of its title insurance subsidiaries, which was purchased in 1998. This adjustment strengthened loss reserves to reflect subsequent adverse development.

The provision for specialty insurance losses reflects home warranty claims and property and casualty insurance claims. The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, was 49.8% in 2002, 53.1% in 2001 and 52.8% in 2000. The rate decrease in 2002 from 2001 was primarily due to a decrease in the average cost per claim, which was primarily due to the elimination of higher-cost contractors that were servicing claims in new geographic areas. These higher-cost contractors in the new geographic areas resulted in the increase in claims rate in 2001 over 2000.

The provision for property and casualty insurance claims, expressed as a percentage of property and casualty insurance operating revenues, was 63.8% in 2002, 52.0% in 2001 and 43.7% in 2000. These increases were primarily due to the shift in the lines of property and casualty insurance written from lender-placed insurance, which typically carries lower loss ratios (but higher expense ratios), to preferred homeowner's insurance, which generally carries higher loss ratios (but lower expense ratios). The Company exited the lender-placed insurance business in 2001.

Depreciation and amortization — Depreciation and amortization decreased 10.6% in 2002 from 2001 and increased 25.5% in 2001 over 2000. The decrease in 2002 was primarily due to the elimination of goodwill amortization as a result of implementing SFAS 142. See Note 5 to the consolidated financial statements. The increase in 2001 over 2000 was primarily due to an increase in amortization of capitalized data and software, as well as increased amortization of goodwill and other intangibles. Depreciation and amortization, as well as capital expenditures, are summarized in Note 20 to the consolidated financial statements.

Premium taxes — A summary by pertinent segment of the Company's premium taxes is as follows:

(in thousands, except percentages)	2002	%	2001	%	2000	%
Title Insurance	$31,045	90	$22,762	92	$20,289	90
Specialty Insurance	3,613	10	2,078	8	2,284	10
	$34,658	100	$24,840	100	$22,573	100

Insurers are generally not subject to state income or franchise taxes. However, in lieu thereof, a "premium" tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. The Company's underwritten title company (noninsurance) subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, the Company's total tax burden at the state level for the title insurance segment is composed of a combination of premium taxes and state income taxes. Premium taxes as a percentage of title insurance operating revenues remained relatively constant at approximately 1.0%.

Interest — Interest expense increased 11.7% in 2002 over 2001 and 18.1% in 2001 over 2000. These increases were primarily due to the issuance of the Company's $210.0 million senior convertible debentures in April of 2001.

Income before income taxes and minority interests — A summary by segment is as follows:

(in thousands, except percentages)	2002	%	2001	%	2000	%
Financial Services:						
Title Insurance	**$271,720**	**48**	$173,654	44	$ 88,091	48
Specialty Insurance	**24,465**	**4**	11,929	3	17,048	9
Trust and Other Services	**13,548**	**2**	12,269	3	10,350	6
	309,733	**54**	197,852	50	115,489	63
Information Technology:						
Mortgage Information	**146,849**	**26**	129,751	33	46,112	25
Property Information	**71,459**	**12**	35,321	9	5,998	3
Credit Information	**39,266**	**7**	30,062	8	15,278	8
Screening Information	**2,459**	**1**	(286)	0	1,009	1
	260,033	**46**	194,848	50	68,397	37
	569,766	**100**	392,700	100	183,886	100
Corporate	**(119,859)**		(63,160)		(30,010)	
	$449,907		$329,540		$153,876	

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
($ IN MILLIONS)



500
450
400
350
300
250
200
150
100
50
0
93 94 95 96 97 98 99 00 01 02

The Company's title insurance profit margins vary according to a number of factors, including the volume, composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. For example, commercial transactions tend to generate higher revenues and greater profit margins than residential transactions. Further, profit margins from refinancing activities are lower than those from resale activities because in many states there are premium discounts on, and cancellation rates are higher for, refinancing transactions. Cancellations of title orders adversely affect profits because costs are incurred in opening and processing such orders, but revenues are not generated. Also, the Company's direct title insurance business has significant fixed costs in addition to its variable costs. Accordingly, profit margins from the Company's direct title insurance business improve as the volume of title orders closed increases. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent.

Most of the businesses that are included in the Information Technology group are database intensive, with a relatively high proportion of fixed costs. As such, profit margins generally improve as revenues increase. Revenues for the mortgage information segment, like title insurance, are primarily dependent on the level of real estate activity and the cost and availability of mortgage funds. Revenues from the property information segment are, in part, dependent on real estate activity, but are less cyclical than title insurance and mortgage information revenues as a result of a significant subscription-based revenue stream. Revenues for the credit information segment are, in part, impacted by real estate activity, but also by the consumer and automobile sectors.

In general, the title insurance business is a lower-margin business when compared with the Company's other segments. The lower margins reflect the high fixed cost of producing title evidence, whereas the corresponding revenues are subject to regulatory and competitive pricing constraints.

Corporate expenses include investment gains and losses, personnel and other operating expenses associated with the Company's corporate facilities, certain technology initiatives and unallocated interest expense.

Income taxes — The Company's effective income tax rate, which includes a provision for state income and franchise taxes for noninsurance subsidiaries, was 33.3%, 35.7% and 35.5% for 2002, 2001 and 2000, respectively. The differences in the effective tax rate were primarily due to changes in the ratio of permanent differences to income before income taxes and minority interests and changes in state income and franchise taxes resulting from fluctuations in the Company's noninsurance subsidiaries' contribution to pretax profits. Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is contained in Note 10 to the consolidated financial statements.

Minority interests — Minority interests in net income of consolidated subsidiaries increased $20.9 million in 2002 over 2001 and $27.8 million in 2001 over 2000. These increases were primarily due to the relative increases in the operating results of the Company's joint venture with Experian.

Net income — Net income and per share information are summarized as follows (see Note 11 to consolidated financial statements):

(in thousands, except per share amounts)	2002	2001	2000
Net income	**$234,367**	$167,268	$82,223
Per share of common stock:			
Net income:			
Basic	**$ 3.27**	$ 2.51	$ 1.29
Diluted	**$ 2.92**	$ 2.27	$ 1.24
Weighted-average shares:			
Basic	**71,594**	66,568	63,680
Diluted	**82,567**	75,834	66,050

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities amounted to $540.6 million, $388.2 million and $141.4 million for 2002, 2001 and 2000, respectively, after net claim payments of $193.1 million, $153.4 million and $135.4 million, respectively. The principal nonoperating uses of cash and cash equivalents for the three-year period ended December 31, 2002, were for capital expenditures, additions to the investment portfolio, company acquisitions, dividends, distributions to minority shareholders and the repayment of debt. The most significant nonoperating sources of cash and cash equivalents were proceeds from the issuance of the Company's $210.0 million senior convertible debentures in 2001 (see Note 8 to the consolidated financial statements) and proceeds from the sales and maturities of certain investments. The net effect of all activities on total cash and cash equivalents was an increase of $255.6 million for 2002, $344.3 million for 2001 and a decrease of $49.1 million for 2000.

On October 12, 2001, the Company entered into a credit agreement that provided for a $200.0 million line of credit. This agreement supercedes the Company's prior credit agreements and expires in October 2006. Under the terms of the new credit agreement, the Company is required to maintain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The Company's line of credit was unused at December 31, 2002.

Notes and contracts payable as a percentage of total capitalization was 20.7% as of December 31, 2002, as compared with 23.7% as of the prior year end. This decrease was primarily attributable to the increase in the capital base primarily due to net income for the year. Notes and contracts payable are more fully described in Note 8 to the consolidated financial statements.

Off-balance sheet arrangements and contractual obligations. The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $5.6 billion and $3.0 billion at December 31, 2002 and 2001, respectively, of which $176.6 million and $140.4 million were held at certain of the Company's subsidiaries. The remaining escrow deposits were held at third-party financial institutions. Trust deposits totaled $1.9 billion and $2.0 billion at December 31, 2002 and 2001, respectively, and were held at the Company's trust subsidiary. Escrow and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

In addition, The Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. As a facilitator and intermediary, the Company holds the proceeds from sales transactions until a qualified acquisition occurs. Like-kind exchange deposits totaled $978.0 million and $804.5 million at December 31, 2002 and 2001, respectively, of which $610.8 million and $467.0 million were held by the Company and managed by the Company's registered investment management subsidiary. The remaining deposits were held at third-party financial institutions. The Company also facilitates tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. These exchanges require the Company, using the customer's funds, to acquire the qualifying property on behalf of the customer and take temporary title to the customer's property until a qualifying acquisition occurs. Reverse exchange property totaled $154.6 million and $102.5 million at December 31, 2002 and 2001, respectively. Due to the structure utilized to facilitate these transactions, like-kind exchanges and reverse exchanges are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

A summary, by due date, of the Company's total contractual obligations at December 31, 2002, is as follows:

(in thousands) Year	Notes and contracts payable	Operating leases	Mandatorily redeemable preferred securities	Total
2003	$ 33,685	$155,606	–	$ 189,291
2004	26,855	133,392	–	160,247
2005	16,975	100,597	–	117,572
2006	10,866	52,060	–	62,926
2007	9,767	43,786	–	53,553
Later years	327,557	40,029	$100,000	467,586
	$425,705	$525,470	$100,000	$1,051,175

Pursuant to various insurance and other regulations, the maximum amount of dividends, loans and advances available to the Company in 2003 from its insurance subsidiaries is $210.8 million. Such restrictions have not had, nor are they expected to have, an impact on the Company's ability to meet its cash obligations. See Note 2 to the consolidated financial statements.

Due to the Company's significant liquid-asset position and its consistent ability to generate cash flows from operations, management believes that its resources are sufficient to satisfy its anticipated operational cash requirements. The Company's financial position will enable management to react to future opportunities for acquisitions or other investments in support of the Company's continued growth and expansion.


CASH FLOWS FROM
OPERATING ACTIVITIES
($ IN MILLIONS)
600
525
450
375
300
225
150
75
0
93 94 95 96 97 98 99 00 01 02

SELECTED FINANCIAL DATA

(in thousands, except percentages, per share amounts and employee data)	2002	2001	2000	1999	1998
	Year Ended December 31				
Revenues	**$4,704,209**	$3,750,723	$2,934,255	$2,988,169	$2,943,880
Income before cumulative effect of a change in accounting for tax service contracts *(Note A)*	**$ 234,367**	$ 167,268	$ 82,223	$ 88,643	$ 201,527
Cumulative effect of a change in accounting for tax service contracts *(Note A)*	**–**	–	–	$ (55,640)	–
Net income	**$ 234,367**	$ 167,268	$ 82,223	$ 33,003	$ 201,527
Total assets	**$3,398,045**	$2,837,263	$2,199,737	$2,116,414	$1,852,731
Notes and contracts payable	**$ 425,705**	$ 415,341	$ 219,838	$ 196,815	$ 143,466
Mandatorily redeemable preferred securities	**$ 100,000**	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Stockholders' equity	**$1,364,589**	$1,104,452	$ 870,237	$ 815,991	$ 762,265
Return on average stockholders' equity *(Note B)*	**19.0%**	16.9%	9.8%	10.9%	33.4%
Cash dividends on common shares	**$ 24,570**	$ 18,210	$ 15,256	$ 15,840	$ 13,894
Per share of common stock *(Note C)* —					
Basic:					
Income before cumulative effect of a change in accounting for tax service contracts	**$ 3.27**	$ 2.51	$ 1.29	$ 1.37	$ 3.35
Cumulative effect of a change in accounting for tax service contracts	**–**	–	–	(.86)	–
Net income	**$ 3.27**	$ 2.51	$ 1.29	$ .51	$ 3.35
Diluted:					
Income before cumulative effect of a change in accounting for tax service contracts	**$ 2.92**	$ 2.27	$ 1.24	$ 1.34	$ 3.21
Cumulative effect of a change in accounting for tax service contracts	**–**	–	–	(.84)	–
Net income	**$ 2.92**	$ 2.27	$ 1.24	$ .50	$ 3.21
Stockholders' equity	**$ 18.53**	$ 16.08	$ 13.62	$ 12.54	$ 12.08
Cash dividends	**$ .33**	$ .27	$ .24	$ .24	$ .23
Number of common shares outstanding —					
Weighted average during the year:					
Basic	**71,594**	66,568	63,680	64,669	60,194
Diluted	**82,567**	75,834	66,050	66,351	62,720
End of year	**73,636**	68,694	63,887	65,068	63,120
Title orders opened *(Note D)*	**2,184**	1,930	1,241	1,334	1,585
Title orders closed *(Note D)*	**1,696**	1,405	975	1,120	1,210
Number of employees	**24,886**	22,597	20,346	20,065	19,669

Note A — Resulted from the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which became effective January 1, 1999, and applied to the Company's tax service operations.

Note B — Return on average stockholders' equity for 1999 excludes the cumulative effect of a change in accounting for tax service contracts from both net income and stockholders' equity.

Note C — Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

Note D — Title order volumes are those processed by the direct title operations of the Company and do not include orders processed by agents.



TOTAL REVENUES
($ IN MILLIONS)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93 94 95 96 97 98 99 00 01 02



TOTAL ASSETS
($ IN MILLIONS)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93 94 95 96 97 98 99 00 01 02



STOCKHOLDERS' EQUITY
($ IN MILLIONS)
1,500
1,350
1,200
1,050
900
750
600
450
300
150
0
93 94 95 96 97 98 99 00 01 02

COMMON STOCK PRICES AND DIVIDENDS

The Company's common stock trades on the New York Stock Exchange (ticker symbol FAF). The approximate number of record holders of common stock on March 3, 2003, was 3,623.

High and low stock prices and dividends for the last two years were as follows:

	2002		2001	
Quarter Ended	High-low range	Cash dividends	High-low range	Cash dividends
March 31	**$21.80–$17.71**	**$.07**	$34.91–$25.39	$.06
June 30	**$23.10–$20.42**	**$.08**	$26.55–$18.85	$.07
September 30	**$22.20–$16.54**	**$.08**	$20.45–$16.71	$.07
December 31	**$22.50–$18.98**	**$.10**	$21.07–$16.51	$.07

While the Company expects to continue its policy of paying regular quarterly cash dividends, future dividends will be dependent on future earnings, financial condition and capital requirements. The payment of dividends is subject to the restrictions described in Note 2 to the consolidated financial statements.

QUARTERLY FINANCIAL DATA
(Unaudited)

(in thousands, except per share amounts)	Quarter Ended March 31	June 30	September 30	December 31
2002				
Revenues	**$1,042,202**	**$1,091,530**	**$1,196,086**	**$1,374,391**
Income before income taxes and minority interests	**$ 88,559**	**$ 80,054**	**$ 129,022**	**$ 152,272**
Net income	**$ 44,075**	**$ 40,121**	**$ 67,359**	**$ 82,812**
Net income per share:				
Basic	**$ .63**	**$ .56**	**$ .94**	**$ 1.13**
Diluted	**$ .57**	**$ .51**	**$ .84**	**$ 1.01**
2001				
Revenues	$ 766,741	$ 928,042	$ 983,008	$1,072,932
Income before income taxes and minority interests	$ 39,198	$ 106,332	$ 83,355	$ 100,655
Net income	$ 18,776	$ 54,517	$ 41,695	$ 52,280
Net income per share:				
Basic	$ .29	$ .83	$ .61	$ .76
Diluted	$ .27	$ .75	$ .55	$ .68

The Company's real estate-related segments are cyclical in nature, with the spring and summer months historically being the strongest. However, interest rate adjustments by the Federal Reserve Board, as well as other economic factors, can cause unusual fluctuations in the Company's quarterly operating results. See Management's Discussion and Analysis on pages 22 through 27 for further discussion of the Company's results of operations.


STOCK PRICES
highs
lows
$40
$35
$30
$25
$20
$15
$10
$ 5
$ 0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
01 01 01 01 02 02 02 02

CONSOLIDATED BALANCE SHEETS

	December 31	
Assets	**2002**	2001
Cash and cash equivalents	**$ 900,863,000**	$ 645,240,000
Accounts and accrued income receivable, less allowances ($50,782,000 and $39,107,000)	**299,040,000**	273,090,000
Investments:		
Deposits with savings and loan associations and banks	**38,328,000**	27,597,000
Debt securities	**309,864,000**	257,045,000
Equity securities	**36,931,000**	52,014,000
Other long-term investments	**142,392,000**	113,995,000
	527,515,000	450,651,000
Loans receivable	**108,162,000**	104,264,000
Property and equipment, at cost:		
Land	**43,185,000**	43,018,000
Buildings	**183,045,000**	173,878,000
Furniture and equipment	**270,004,000**	237,354,000
Capitalized software	**284,537,000**	247,238,000
Less — accumulated depreciation	**(347,695,000)**	(269,237,000)
	433,076,000	432,251,000
Title plants and other indexes	**375,401,000**	352,993,000
Deferred income taxes	**20,951,000**	5,583,000
Goodwill, net *(Note 5)*	**563,991,000**	435,287,000
Other assets	**169,046,000**	137,904,000
	$3,398,045,000	$2,837,263,000

Liabilities and Stockholders' Equity	December 31 2002	2001
Demand deposits	**$ 84,473,000**	$ 91,285,000
Accounts payable and accrued liabilities:		
Accounts payable	**51,701,000**	30,544,000
Salaries and other personnel costs	**165,454,000**	124,789,000
Pension and other retirement plans	**170,327,000**	96,409,000
Other	**151,587,000**	121,428,000
	539,069,000	373,170,000
Deferred revenue	**358,747,000**	294,227,000
Reserve for known and incurred but not reported claims	**360,305,000**	314,777,000
Income taxes payable	**1,518,000**	13,342,000
Notes and contracts payable	**425,705,000**	415,341,000
Minority interests in consolidated subsidiaries	**163,639,000**	130,669,000
Commitments and contingencies *(Note 14)*		
Mandatorily redeemable preferred securities of the Company's subsidiary trust whose sole assets are the Company's $100,000,000 8.5% deferrable interest subordinated notes due 2012	**100,000,000**	100,000,000
Stockholders' equity:		
Preferred stock, $1 par value		
Authorized — 500,000 shares; Outstanding — None		
Common stock, $1 par value		
Authorized — 180,000,000 shares		
Outstanding — 73,636,000 and 68,694,000 shares	**73,636,000**	68,694,000
Additional paid-in capital	**359,644,000**	271,403,000
Retained earnings	**987,768,000**	777,971,000
Accumulated other comprehensive loss	**(56,459,000)**	(13,616,000)
Total stockholders' equity	**1,364,589,000**	1,104,452,000
	$3,398,045,000	$2,837,263,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31		
	2002	2001	2000
Revenues:			
Operating revenues	**$4,633,278,000**	$3,662,986,000	$2,877,528,000
Investment and other income	**89,823,000**	81,093,000	54,837,000
Net realized investment (losses) gains	**(18,892,000)**	6,644,000	1,890,000
	4,704,209,000	3,750,723,000	2,934,255,000
Expenses:			
Salaries and other personnel costs	**1,523,195,000**	1,263,451,000	1,014,766,000
Premiums retained by agents	**1,292,297,000**	960,215,000	791,940,000
Other operating expenses	**1,049,125,000**	853,604,000	697,672,000
Provision for title losses and other claims	**224,589,000**	180,646,000	141,632,000
Depreciation and amortization	**96,829,000**	108,348,000	86,336,000
Premium taxes	**34,658,000**	24,840,000	22,573,000
Interest	**33,609,000**	30,079,000	25,460,000
	4,254,302,000	3,421,183,000	2,780,379,000
Income before income taxes and minority interests	**449,907,000**	329,540,000	153,876,000
Income taxes	**149,900,000**	117,500,000	54,700,000
Income before minority interests	**300,007,000**	212,040,000	99,176,000
Minority interests	**65,640,000**	44,772,000	16,953,000
Net income	**234,367,000**	167,268,000	82,223,000
Other comprehensive (loss) income, net of tax *(Note 17):*			
Unrealized (loss) gain on securities	**(1,199,000)**	(3,852,000)	1,880,000
Minimum pension liability adjustment	**(41,644,000)**	(14,733,000)	(1,129,000)
	(42,843,000)	(18,585,000)	751,000
Comprehensive income	**$ 191,524,000**	$ 148,683,000	$ 82,974,000
Per share amounts (Note 11):			
Basic	**$ 3.27**	$ 2.51	$ 1.29
Diluted	**$ 2.92**	$ 2.27	$ 1.24
Weighted-average common shares outstanding (Note 11):			
Basic	**71,594,000**	66,568,000	63,680,000
Diluted	**82,567,000**	75,834,000	66,050,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 1999	65,068,000	$ 65,068,000	$ 184,759,000	$ 561,946,000	$ 4,218,000	$ 815,991,000
Net income for 2000	–	–	–	82,223,000	–	82,223,000
Cash dividends on common shares	–	–	–	(15,256,000)	–	(15,256,000)
Shares issued in connection with company acquisitions	125,000	125,000	2,375,000	–	–	2,500,000
Shares issued in connection with option, benefit and savings plans	474,000	474,000	4,339,000	–	–	4,813,000
Purchase of Company shares	(1,780,000)	(1,780,000)	(19,005,000)	–	–	(20,785,000)
Other comprehensive income	–	–	–	–	751,000	751,000
Balance at December 31, 2000	63,887,000	63,887,000	172,468,000	628,913,000	4,969,000	870,237,000
Net income for 2001	–	–	–	167,268,000	–	167,268,000
Cash dividends on common shares	–	–	–	(18,210,000)	–	(18,210,000)
Shares issued in connection with company acquisitions	3,510,000	3,510,000	79,304,000	–	–	82,814,000
Shares issued in connection with option, benefit and savings plans	1,337,000	1,337,000	20,556,000	–	–	21,893,000
Purchase of Company shares	(40,000)	(40,000)	(925,000)	–	–	(965,000)
Other comprehensive loss	–	–	–	–	(18,585,000)	(18,585,000)
Balance at December 31, 2001	68,694,000	68,694,000	271,403,000	777,971,000	(13,616,000)	1,104,452,000
Net income for 2002	**–**	**–**	**–**	**234,367,000**	**–**	**234,367,000**
Cash dividends on common shares	**–**	**–**	**–**	**(24,570,000)**	**–**	**(24,570,000)**
Shares issued in connection with company acquisitions	**3,094,000**	**3,094,000**	**58,257,000**	**–**	**–**	**61,351,000**
Shares issued in connection with option, benefit and savings plans	**1,848,000**	**1,848,000**	**29,984,000**	**–**	**–**	**31,832,000**
Other comprehensive loss	**–**	**–**	**–**	**–**	**(42,843,000)**	**(42,843,000)**
Balance at December 31, 2002	**73,636,000**	**$73,636,000**	**$359,644,000**	**$987,768,000**	**$(56,459,000)**	**$1,364,589,000**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2002	2001	2000
Cash flows from operating activities:			
Net income	**$234,367,000**	$167,268,000	$ 82,223,000
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for title losses and other claims	**224,589,000**	180,646,000	141,632,000
Depreciation and amortization	**96,829,000**	108,348,000	86,336,000
Minority interests in net income	**65,640,000**	44,772,000	16,953,000
Investment losses (gains)	**18,892,000**	(6,644,000)	(1,890,000)
Other, net	**(43,337,000)**	(12,166,000)	(1,370,000)
Changes in assets and liabilities excluding effects of company acquisitions and noncash transactions:			
Claims paid, including assets acquired, net of recoveries	**(193,105,000)**	(153,373,000)	(135,398,000)
Net change in income tax accounts	**(8,376,000)**	39,232,000	26,447,000
Increase in accounts and accrued income receivable	**(17,223,000)**	(63,668,000)	(16,100,000)
Increase (decrease) in accounts payable and accrued liabilities	**95,531,000**	68,920,000	(32,522,000)
Increase (decrease) in deferred revenue	**66,047,000**	30,383,000	(23,325,000)
Other, net	**753,000**	(15,471,000)	(1,568,000)
Cash provided by operating activities	**540,607,000**	388,247,000	141,418,000
Cash flows from investing activities:			
Net cash effect of company acquisitions/dispositions	**(51,450,000)**	(18,935,000)	(37,621,000)
Net (increase) decrease in deposits with banks	**(11,905,000)**	4,427,000	4,137,000
Purchases of debt and equity securities	**(284,776,000)**	(188,738,000)	(41,384,000)
Proceeds from sales of debt and equity securities	**116,701,000**	52,147,000	51,578,000
Proceeds from maturities of debt securities	**127,187,000**	89,746,000	15,824,000
Net decrease in other long-term investments	**24,859,000**	13,025,000	2,148,000
Net increase in loans receivable	**(3,898,000)**	(9,812,000)	(7,114,000)
Capital expenditures	**(94,672,000)**	(129,221,000)	(147,041,000)
Purchases of capitalized data	**(17,745,000)**	(12,583,000)	(11,425,000)
Net proceeds from sale of property and equipment	**3,661,000**	4,299,000	35,940,000
Cash used for investing activities	**(192,038,000)**	(195,645,000)	(134,958,000)
Cash flows from financing activities:			
Net change in demand deposits	**(6,812,000)**	9,996,000	446,000
Proceeds from issuance of notes	**9,919,000**	212,717,000	3,340,000
Repayment of debt	**(40,414,000)**	(34,235,000)	(25,401,000)
Purchase of Company shares	**–**	(965,000)	(20,785,000)
Proceeds from exercise of stock options	**8,401,000**	10,566,000	3,560,000
Proceeds from issuance of stock to employee benefit plans	**4,433,000**	160,000	–
Contributions from minority shareholders	**–**	–	4,500,000
Distributions to minority shareholders	**(43,903,000)**	(28,296,000)	(5,969,000)
Cash dividends	**(24,570,000)**	(18,210,000)	(15,256,000)
Cash (used for) provided by financing activities	**(92,946,000)**	151,733,000	(55,565,000)
Net increase (decrease) in cash and cash equivalents	**255,623,000**	344,335,000	(49,105,000)
Cash and cash equivalents — Beginning of year	**645,240,000**	300,905,000	350,010,000
Cash and cash equivalents — End of year	**$900,863,000**	$645,240,000	$300,905,000
Supplemental information:			
Cash paid during the year for:			
Interest	**$ 33,281,000**	$ 28,323,000	$ 24,618,000
Premium taxes	**$ 30,655,000**	$ 20,349,000	$ 22,867,000
Income taxes	**$157,528,000**	$ 93,361,000	$ 38,842,000
Noncash investing and financing activities:			
Shares issued for benefits plans	**$ 18,998,000**	$ 11,167,000	$ 1,253,000
Company acquisitions in exchange for common stock	**$ 61,351,000**	$ 82,814,000	$ 2,500,000
Purchase of minority interest	**–**	$ 1,322,000	$ 12,804,000
Liabilities in connection with company acquisitions	**$ 55,761,000**	$ 34,596,000	$ 61,149,000

See notes to consolidated financial statements.

NOTE 1

Description of the Company:

The First American Corporation (the Company), through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company has seven reporting segments that fall within two primary business groups, Financial Services and Information Technology. The Financial Services group includes title insurance and services, specialty insurance, and trust and other services. The title insurance and services segment issues residential and commercial title insurance policies, provides escrow services, equity loan services, tax-deferred exchanges and other related products. The specialty insurance segment issues property and casualty insurance policies and provides home warranties. The trust and other services segment provides investment advisory and trust and thrift services. The Information Technology group includes mortgage information, property information, credit information and screening information. The mortgage information segment provides tax monitoring, flood certification, default management services, mortgage loan servicing systems, mortgage document preparation and other real estate-related services. The property information segment provides property database services and appraisal services. The credit information segment provides mortgage credit and specialized credit reporting services. The screening information segment provides resident screening, pre-employment screening, substance abuse management and testing, and motor vehicle reporting.

Significant Accounting Policies:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain 2000 and 2001 amounts have been reclassified to conform with the 2002 presentation. In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation requires the consolidation of variable interest entities created or acquired after January 31, 2003, if certain conditions are met. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company's management is in the process of assessing the impact of implementing FIN 46 on the Company's financial condition and results of operations.

Cash equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements. The carrying amount for cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of more than 90 days. The carrying amount of these investments is a reasonable estimate of fair value due to their short-term nature.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations and certain state and political subdivisions.

Equity securities are carried at fair value and consist primarily of investments in marketable common stocks of corporate entities.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting; and notes receivable and other investments, which are carried at the lower of cost or fair value less costs to sell.

The Company classifies its debt and equity securities portfolio as available-for-sale and, accordingly, includes unrealized gains and losses, net of related tax effects, as a component of other comprehensive income. Realized gains and losses on investments are determined using the specific-identification method.

Property and equipment

Property and equipment includes computer software acquired and developed for internal use and for use with the Company's products. Software development costs are capitalized from the time technological feasibility is established until the software is ready for use.

Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires the Company to capitalize interest costs incurred and certain payroll-related costs of employees directly associated with developing software, in addition to incremental payments to third parties. The adoption of SOP 98-1 did not have a material effect on the Company's financial condition or results of operations.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 25 to 45 and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 10 years.

Title plants and other indexes

Title plants and other indexes include the Company's title plants, flood zone databases and capitalized real estate data. Title plants and flood zone databases are carried at original cost, with the costs of daily maintenance (updating) charged to expenses as incurred. Because properly maintained title plants and flood zone databases have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. Capitalized real estate data, which is primarily used by the Company's property information segment, is amortized using the straight-line method over estimated useful lives of 5 to 15 years.

Assets acquired in connection with claim settlements

In connection with settlement of title insurance and other claims, the Company sometimes purchases mortgages, deeds of trust, real property or judgment liens. These assets, sometimes referred to as "salvage assets," are carried at the lower of cost or fair value less costs to sell and are included in "Other assets" in the Company's consolidated balance sheets. The balance for these assets was $41.6 million and $29.4 million at December 31, 2002 and 2001, respectively.

Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement addresses financial accounting and reporting for goodwill and other intangible assets. In accordance with the provisions of SFAS 142, goodwill is no longer amortized but is rather tested annually for impairment. The Company has selected September 30 as the annual valuation date to test goodwill for impairment.

Impairment of long-lived assets and loans receivable

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144). This standard requires that the Company test long-lived assets for impairment whenever there are recognized events or changes in circumstances that could affect the carrying value of the long-lived assets. In accordance with SFAS 144, management uses estimated expected future cash flows (undiscounted and excluding interest costs) to measure the recoverability of long-lived assets held and used. As of December 31, 2002 and 2001, no indications of impairment were identified. SFAS 144 also requires that long-lived assets classified as for sale be carried at the lower of cost or market as of the date that the criteria established by SFAS 144 have been met. As of December 31, 2002 and 2001, no long-lived assets were classified as for sale.

Loans receivable are impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent.

Reserve for known and incurred but not reported claims

The Company provides for title insurance and property and casualty insurance losses based upon its historical experience by a charge to expense when the related premium revenue is recognized. Title insurance losses and other claims associated with ceded reinsurance are provided for as the Company remains contingently liable in the event that the reinsurer does not satisfy its obligations.

The Company provides for claims losses relating to its home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

The reserve for known and incurred but not reported claims reflects management's best estimate of the total costs required to settle all claims reported to the Company and claims incurred but not reported. The process applied to estimated claim costs is subject to many variables, including, for title insurance, changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rates as necessary.

Operating revenues

Financial Services Group — Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent.

Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies.

Interest on loans with the Company's thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by the other products in the trust and other services segment are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Information Technology Group — In December 1999, the Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB). The SAB, which became effective January 1, 1999, applies to the Company's tax service operations and requires the deferral of the tax service fee and the recognition of that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio quarterly to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments. Accordingly, the Company may adjust the rates to reflect current trends. Revenues earned by the other products in the Information Technology group are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the consolidated statements of income in order to provide a more meaningful disclosure of the taxation of the Company.

Income taxes

Taxes are based on income for financial reporting purposes and include deferred taxes applicable to temporary differences between the financial statement carrying amount and the tax basis of certain of the Company's assets and liabilities.

Earnings per share

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that net income is increased by the effect of interest expense, net of tax, on the Company's convertible debt; and the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if dilutive stock options had been exercised and the debt had been converted.

Risk of real estate market

Real estate activity is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the majority of the Company's revenues can be adversely affected during periods of high interest rates and/or limited money supply.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Escrow and trust deposits

The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $5.6 billion and $3.0 billion at December 31, 2002 and 2001, respectively, of which $176.6 million and $140.4 million were held at certain of the Company's subsidiaries. The remaining escrow deposits were held at third-party financial institutions. Trust deposits totaled $1.9 billion and $2.0 billion at December 31, 2002 and 2001, respectively, and were held at the Company's trust subsidiary. Escrow and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

Like-kind exchanges

The Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. As a facilitator and intermediary, the Company holds the proceeds from sales transactions until a qualified acquisition occurs. Like-kind exchange deposits totaled $978.0 million and $804.5 million at December 31, 2002 and 2001, respectively, of which $610.8 million and $467.0 million were held by the Company and managed by the Company's registered investment management subsidiary. The remaining deposits were held at third-party financial institutions. The Company also facilitates tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. These exchanges require the Company, using the customer's funds, to acquire the qualifying property on behalf of the customer and take temporary title to the customer's property until a qualifying acquisition occurs. Reverse exchange property totaled $154.6 million and $102.5 million at December 31, 2002 and 2001, respectively. Due to the structure utilized to facilitate these transactions, like-kind exchanges and reverse exchanges are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the transfers of property, disbursements of proceeds and the return on the proceeds at the agreed upon rate.

NOTE 2

Statutory Restrictions on Investments and Stockholders' Equity:

Investments carried at $22.7 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2002.

Pursuant to insurance and other regulations of the various states in which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. Under such statutory regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2003 is $210.8 million.

The Company's title insurance subsidiary, First American Title Insurance Company, maintained statutory capital and surplus of $651.3 million and $534.2 million at December 31, 2002 and 2001, respectively. Statutory net income for the years ended December 31, 2002, 2001 and 2000, was $132.0 million, $118.7 million and $54.8 million, respectively.

The National Association of Insurance Commissioners established certain statutory accounting practices, which became effective January 1, 2001. Adoption of the practices did not have a material impact on the Company's statutory financial condition or results of operations.

NOTE 3

Debt and Equity Securities:

The amortized cost and estimated fair value of investments in debt securities are as follows:

(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2002				
U.S. Treasury securities	**$ 31,190**	**$ 2,256**	**-**	**$ 33,446**
Corporate securities	**155,683**	**9,400**	**$ (700)**	**164,383**
Obligations of states and political subdivisions	**72,525**	**3,251**	**(257)**	**75,519**
Mortgage-backed securities	**35,188**	**1,405**	**(77)**	**36,516**
	$294,586	**$16,312**	**$(1,034)**	**$309,864**
December 31, 2001				
U.S. Treasury securities	$ 30,665	$ 1,525	$ (111)	$ 32,079
Corporate securities	142,476	3,352	(1,161)	144,667
Obligations of states and political subdivisions	38,904	631	(175)	39,360
Mortgage-backed securities	40,859	120	(40)	40,939
	$252,904	$ 5,628	$(1,487)	$257,045

The amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturities, are as follows:

(in thousands)	Amortized cost	Estimated fair value
Due in one year or less	$ 49,020	$ 50,567
Due after one year through five years	73,824	78,295
Due after five years through ten years	85,813	91,988
Due after ten years	50,741	52,498
	259,398	273,348
Mortgage-backed securities	35,188	36,516
	$294,586	$309,864

The cost and estimated fair value of investments in equity securities are as follows:

(in thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2002				
Preferred stock:				
Other	**$ 4,085**	**$ 56**	**$ (168)**	**$ 3,973**
Common stocks:				
Corporate securities	**43,079**	**5,164**	**(15,979)**	**32,264**
Other	**882**	**24**	**(212)**	**694**
	$48,046	**$ 5,244**	**$(16,359)**	**$36,931**
December 31, 2001				
Preferred stock:				
Other	$ 3,965	$ 23	$ (221)	$ 3,767
Common stocks:				
Corporate securities	47,947	10,433	(10,253)	48,127
Other	108	12	–	120
	$ 52,020	$10,468	$ (10,474)	$ 52,014

The fair value of debt and equity securities was estimated using quoted market prices. Sales of debt and equity securities resulted in realized gains of $2.2 million, $0.6 million and $2.2 million; and realized losses of $4.8 million, $0.6 million and $4.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 4

Loans Receivable:

Loans receivable are summarized as follows:

(in thousands)	December 31 2002	2001
Real estate — mortgage	**$113,853**	$107,799
Other	**25**	42
	113,878	107,841
Unearned income on lease contracts	**(3)**	(6)
Allowance for loan losses	**(1,170)**	(1,050)
Participations sold	**(4,361)**	(2,340)
Deferred loan fees, net	**(182)**	(181)
	$108,162	$104,264

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the Company's loan portfolio was 9% and 10% for the years ended December 31, 2002 and 2001, respectively. Average yields are affected by amortization of discounts on loans purchased from other institutions, prepayment penalties recorded as income, loan fees amortized to income and the market interest rates charged by thrift and loan institutions.

The fair value of loans receivable was $108.4 million and $104.3 million at December 31, 2002 and 2001, respectively, and was estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

The allowance for loan losses is maintained at a level that is considered appropriate by management to provide for known risks in the portfolio.

The aggregate annual maturities for loans receivable in each of the five years after December 31, 2002, are as follows:

(in thousands) Year	
2003	$1,022
2004	$1,045
2005	$ 1
2006	$2,899
2007	$ 605

NOTE 5

Goodwill and Other Intangible Assets:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement addresses financial accounting and reporting for goodwill and other intangibles and supercedes Accounting Principles Board Opinions No. 17, "Intangible Assets." SFAS 142 addresses how goodwill and other intangible assets should be accounted for in the financial statements. Pursuant to SFAS 142, the Company's goodwill and intangible assets that have indefinite lives will not be amortized but rather will be tested at least annually for impairment. SFAS 142 requires that goodwill and other intangible assets be allocated to various reporting units that are either operating segments or one reporting unit below the operating segment. The Company's reporting units, for purposes of applying the provisions of SFAS 142, are title insurance, home warranty, property and casualty insurance, trust and other services, mortgage origination products and services, mortgage servicing products and services, property information services, conventional credit information, subprime credit information, pre-employment and drug screening, tenant screening and motor vehicle reporting.

The SFAS 142 impairment testing process includes two phases. The first phase (Test 1) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis, market approach valuations and third-party valuation advisors. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second test (Test 2) must be completed to determine if the fair value of the goodwill exceeds the book value. The fair value of the goodwill is determined by discounted cash flow analysis and appraised values. If the fair value is less than the book value, an impairment is considered to exist and, in the initial year of adoption, will be recorded as a cumulative effect of a change in accounting principle.

The Company has determined that its flood zone database, which is included in "Title plants and other indexes," is an intangible asset with an indefinite life. Accordingly, this asset is not amortized but rather tested annually for impairment by comparing the fair value of the database with its carrying value. In addition, the Company had $30.1 million of intangible assets included in "Other assets" at December 31, 2002, with definite lives ranging from three to seven years. These assets comprised primarily of customer lists and noncompete agreements, are being amortized in a manner consistent with periods prior to the adoption of SFAS 142.

In accordance with the adoption of SFAS 142, the Company completed the transitional goodwill impairment test for all reporting units and determined that each reporting unit had a fair value in excess of carrying value; therefore, no goodwill impairment was recorded. The annual test for impairment was again performed (using the September 30 valuation date) and the results were the same—each reporting unit had a fair value in excess of carrying value and no goodwill impairment was recorded.

A reconciliation of the changes in the carrying amount of net goodwill, by operating segment, for the year ended December 31, 2002, is as follows:

(in thousands)	Balance as of January 1, 2002	Acquired during the year	Impairment losses	Balance as of December 31, 2002
Financial Services:				
Title Insurance	$131,439	$ 17,574	–	**$149,013**
Specialty Insurance	18,194	1,600	–	**19,794**
Trust and Other Services	–	–	–	**–**
Information Technology:				
Mortgage Information	69,917	2,506	–	**72,423**
Property Information	92,183	32,495	–	**124,678**
Credit Information	86,117	783	–	**86,900**
Screening Information	37,437	73,746	–	**111,183**
	$435,287	$128,704	–	**$563,991**

Pro forma net income and earnings per share, adjusted to add back the amortization of goodwill, net of income taxes, is as follows:

(in thousands, except per share amounts)	**2002**	2001	2000
Reported net income	**$234,367**	$167,268	$82,223
Add back:			
Goodwill amortization	**–**	15,061	12,326
As adjusted	**$234,367**	$182,329	$94,549
Basic earnings per share:			
Reported net income	**$ 3.27**	$ 2.51	$ 1.29
Goodwill amortization	**–**	.23	.19
As adjusted	**$ 3.27**	$ 2.74	$ 1.48
Diluted earnings per share:			
Reported net income	**$ 2.92**	$ 2.27	$ 1.24
Goodwill amortization	**–**	.20	.19
As adjusted	**$ 2.92**	$ 2.47	$ 1.43

NOTE 6

Demand Deposits:

Passbook and investment certificate accounts are summarized as follows:

	December 31	
(in thousands, except percentages)	**2002**	2001
Passbook accounts	**$20,227**	$15,292
Certificate accounts:		
Less than one year	**43,639**	51,351
One to five years	**20,607**	24,642
	64,246	75,993
	$84,473	$91,285
Annualized interest rates:		
Passbook accounts	**2%–3%**	3%–6%
Certificate accounts	**2%–7%**	3%–8%

The carrying value of the passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was $65.1 million and $77.0 million at December 31, 2002 and 2001, respectively, and was estimated based on the discounted value of future cash flows using a discount rate approximating current market for similar liabilities.

NOTE 7

Reserve for Known and Incurred But Not Reported Claims:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31		
(in thousands)	**2002**	2001	2000
Balance at beginning of year	**$314,777**	$284,607	$273,724
Provision related to:			
Current year	**224,058**	181,346	144,103
Prior years	**531**	(700)	(2,471)
	224,589	180,646	141,632
Payments related to:			
Current year	**97,729**	90,442	70,985
Prior years	**79,888**	61,079	63,235
	177,617	151,521	134,220
Other	**(1,444)**	1,045	3,471
Balance at end of year	**$360,305**	$314,777	$284,607

"Other" primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and purchase accounting adjustments related to company acquisitions. Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $79.8 million, $69.1 million and $61.0 million in 2002, 2001 and 2000, respectively, that relate to the Company's nontitle insurance operations.

NOTE 8

Notes and Contracts Payable:

	December 31	
(in thousands)	**2002**	2001
4.5% senior convertible debentures, due April 2008	**$210,000**	$210,000
7.55% senior debentures, due April 2028	**99,540**	99,522
Other notes and contracts payable with maturities through 2009, average rate of 7.0%	**116,165**	105,819
	$425,705	$415,341

In April 2001, the Company sold $210.0 million of 4.5% senior convertible debentures due 2008. The debentures are convertible into common shares of the Company at $28 per share. The Company may redeem some or all of the senior convertible debentures at any time on or after April 15, 2004. The Company has also issued debt that is convertible into shares of its common stock to finance certain acquisitions. This debt, which is included in "Other notes and contracts payable," is convertible at the option of each note holder at a conversion price of $30 per share. The balance of this convertible debt was $28.9 million and $33.4 million at December 31, 2002 and 2001, respectively.

In October 2001, the Company entered into a credit agreement that provides for a $200.0 million line of credit. This agreement supercedes the Company's prior credit agreements that were due to expire in July 2002. Under the terms of the credit agreement, the Company is required to maintain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The line of credit remains in effect until October 2006 and was unused at December 31, 2002 and 2001.

The aggregate annual maturities for notes and contracts payable in each of the five years after December 31, 2002, are as follows:

(in thousands)	Year	
	2003	$33,685
	2004	$26,855
	2005	$16,975
	2006	$10,866
	2007	$ 9,767

The fair value of notes and contracts payable was $442.4 million and $426.6 million at December 31, 2002 and 2001, respectively, and was estimated based on the current rates offered to the Company for debt of the same remaining maturities. The weighted-average interest rate for the Company's notes and contracts payable was 6.0% at December 31, 2002 and 2001.

NOTE 9

Investment and Other Income:

The components of investment and other income are as follows:

(in thousands)	**2002**	2001	2000
Interest:			
Cash equivalents and deposits with savings and loan associations and banks	**$ 7,204**	$15,837	$14,319
Debt securities	**19,242**	17,118	16,426
Other long-term investments	**5,786**	11,826	10,238
Dividends on marketable equity securities	**1,328**	1,504	671
Equity in earnings of unconsolidated affiliates	**43,337**	25,013	1,589
Other	**12,926**	9,795	11,594
	$89,823	$81,093	$54,837

NOTE 10

Income Taxes:

Income taxes are summarized as follows:

(in thousands)	2002	2001	2000
Current:			
Federal	**$118,748**	$101,665	$20,906
State	**23,560**	9,181	3,290
Foreign	**2,609**	2,136	1,540
	144,917	112,982	25,736
Deferred:			
Federal	**6,587**	3,526	26,204
State	**(1,604)**	992	2,760
	4,983	4,518	28,964
	$149,900	$117,500	$54,700

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

(in thousands)	2002	2001	2000
Taxes calculated at federal rate	**$134,494**	$ 99,669	$47,923
Tax exempt interest income	**(748)**	(1,291)	(908)
Tax effect of minority interests	**1,837**	1,146	823
State taxes, net of federal benefit	**13,767**	7,430	3,936
Exclusion of certain meals and entertainment expenses	**5,222**	4,661	4,040
Other items, net	**(4,672)**	5,885	(1,114)
	$149,900	$117,500	$54,700

The primary components of temporary differences that give rise to the Company's net deferred tax asset are as follows:

	December 31	
(in thousands)	2002	2001
Deferred tax assets:		
Deferred revenue	**$ 87,705**	$ 75,490
Employee benefits	**34,993**	34,127
Bad debt reserves	**16,531**	12,901
Loss reserves	**14,044**	11,876
Accumulated other comprehensive income	**26,613**	7,332
Net operating loss carryforward	**6,216**	–
Other	**5,920**	9,932
	192,022	151,658
Deferred tax liabilities:		
Depreciable and amortizable assets	**112,177**	97,129
Investment gain	**17,418**	17,072
Claims and related salvage	**39,424**	28,353
Other	**2,052**	3,521
	171,071	146,075
Net deferred tax asset	**$ 20,951**	$ 5,583

For the year 2002, domestic and foreign pretax income from continuing operations was $381.6 million and $2.7 million, respectively.

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to the additional paid-in capital account. The benefits recorded were $1.5 million, $2.6 million and $1.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, the Company had available net operating loss carryforwards totaling approximately $17.7 million for income tax purposes, of which $5.5 million has an indefinite expiration. The remaining $12.2 million expires between the years 2012 and 2021.

NOTE 11

Earnings Per Share:

The Company's potential dilutive shares are stock options and convertible debt. Stock options are reflected in diluted earnings per share by application of the treasury-stock method and convertible debt is reflected in diluted earnings per share by application of the if-converted method. A reconciliation of net income and weighted-average shares outstanding is as follows:

(in thousands, except per share amounts)	2002	2001	2000
Numerator:			
Net income — numerator for basic net income per share	**$234,367**	$167,268	$82,223
Effect of dilutive securities:			
Convertible debt — interest expense (net of tax)	**7,017**	5,247	–
Numerator for diluted net income per share	**$241,384**	$172,515	$82,223
Denominator:			
Weighted-average shares — denominator for basic net income per share	**71,594**	66,568	63,680
Effect of dilutive securities:			
Employee stock options	**2,436**	3,073	2,370
Convertible debt	**8,537**	6,193	–
Denominator for diluted net income per share	**82,567**	75,834	66,050
Net income per share:			
Basic	**$ 3.27**	$ 2.51	$ 1.29
Diluted	**$ 2.92**	$ 2.27	$ 1.24

For the three years ended December 31, 2002, 2001 and 2000, 3.6 million, 2.8 million and 4.5 million options, respectively, were excluded from the weighted-average diluted common shares outstanding due to their antidilutive effect.

NOTE 12

Employee Benefit Plans:

The Company has pension and other retirement benefit plans covering substantially all employees. The Company's principal pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee's years of service and the highest five consecutive years' compensation during the last ten years of employment. The Company's policy is to fund all accrued pension costs. Contributions are intended to provide not only for benefits attributable to past service, but also for those benefits expected to be earned in the future. In December 2000, the Company amended its principal pension plan. The primary impact of the amendment was to reduce future benefits accrued by employees by limiting credit for pay increases through December 31, 2001, and by limiting credit for years of service through December 31, 2005. As a result of amending the plan, the Company reduced its pension expense in 2000 by $5.0 million and recognized a one-time benefit of $34.3 million. The Company also has nonqualified, unfunded supplemental benefit plans covering certain key management personnel. Benefits under these plans are intended to be funded with proceeds from life insurance policies purchased by the Company on the lives of the executives.

Net periodic pension costs for the Company's pension and other retirement benefit plans include the following components:

(in thousands)	2002	2001	2000
Expense:			
Service costs	**$19,625**	$17,015	$23,082
Interest costs	**18,193**	15,737	17,110
Actual return on plan assets	**(14,795)**	(15,926)	(15,379)
Amortization of net transition obligation	**(22)**	309	309
Amortization of prior service costs	**(3,632)**	(3,632)	144
Amortization of net loss	**2,707**	742	783
Curtailment gain	**–**	–	(34,291)
	$22,076	$14,245	$ (8,242)

A reconciliation of benefit obligations, plan assets and funded status of the plans is as follows:

	December 31			
(in thousands)	2002		2001	
	Funded pension plans	Unfunded supplemental benefit plans	Funded pension plans	Unfunded supplemental benefit plans
Change in benefit obligation:				
Benefit obligation at beginning of year	**$183,186**	**$ 59,393**	$158,157	$ 52,289
Service costs	**17,321**	**2,304**	14,928	2,087
Interest costs	**13,484**	**4,709**	11,653	4,084
Actuarial loss	**22,910**	**9,407**	8,651	3,470
Benefits paid	**(9,888)**	**(2,491)**	(10,203)	(2,537)
Projected benefit obligation at end of year	**227,013**	**73,322**	183,186	59,393
Change in plan assets:				
Plan assets at fair value at beginning of year	**138,247**	**–**	159,123	–
Actual return on plan assets	**(12,024)**	**–**	(11,060)	–
Company contributions	**31,597**	**2,491**	779	2,537
Benefits paid	**(9,888)**	**(2,491)**	(10,203)	(2,537)
Plan assets at fair value at end of year	**147,932**	**–**	138,639	–
Reconciliation of funded status:				
Funded status of the plans	**(79,081)**	**(73,322)**	(44,547)	(59,393)
Unrecognized net actuarial loss	**93,806**	**25,476**	45,227	17,214
Unrecognized prior service costs	**(9,783)**	**818**	(13,789)	1,193
Unrecognized net transition asset	**(28)**	**–**	(50)	–
Prepaid (accrued) pension costs	**4,914**	**(47,028)**	(13,159)	(40,986)
Amounts recognized in the consolidated financial statements consist of:				
Accrued benefit liability	**(76,728)**	**(55,328)**	(35,213)	(45,172)
Intangible asset	**(29)**	**818**	(37)	1,193
Minimum pension liability adjustment	**81,671**	**7,482**	22,091	2,993
	$ 4,914	**$(47,028)**	$ (13,159)	$(40,986)

The rate of increase in future compensation levels for the supplemental benefit plan of 4.5% and the weighted-average discount rates of 6.75% and 7.25%, respectively, were used in determining the actuarial present value of the projected benefit obligation at December 31, 2002 and 2001. The majority of pension plan assets are invested in U.S. government securities, time deposits and common stocks with a projected long-term rate of return of 9.0% and 10.0% at December 31, 2002 and 2001, respectively.

The Company also has a Stock Bonus Plan (the Plan) for key employees pursuant to which 9,000, 9,000 and 21,000 common shares were issued in 2002, 2001 and 2000, respectively, resulting in a charge to operations of $0.2 million, $0.3 million and $0.2 million, respectively. The Plan, as amended December 9, 1992, provides that a total of up to 1,350,000 common shares may be awarded in any one year.

Effective January 1, 1995, the Company adopted The First American Corporation 401(k) Savings Plan (the Savings Plan), which is available to substantially all employees. The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. The Company makes contributions to the Savings Plan based on profitability, as well as contributions of the participants. The Company's expense related to the Savings Plan amounted to $39.6 million, $16.0 million and $9.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Effective December 1, 2001, the Company merged its Employee Profit Sharing and Stock Ownership Plan, which had been amended effective January 1, 1995, to discontinue future contributions, with the Savings Plan. The merged plans hold 8,906,000 and 8,548,000 shares of the Company's common stock, representing 12.0% of the total shares outstanding at December 31, 2002 and 2001, respectively.

In December 2001, the Company established an employee stock purchase plan under which eligible employees may purchase common stock of the Company at 85% of the closing price on the last day of each month. There were 245,000 and 17,000 shares issued in connection with the plan for the years ending December 31, 2002 and 2001, respectively. At December 31, 2002, there were 2,738,000 shares reserved for future issuances.

NOTE 13

Stock Option Plans:

On April 24, 1996, the Company implemented The First American Corporation 1996 Stock Option Plan (the Stock Option Plan). Under the Stock Option Plan, options are granted to certain employees to purchase the Company's common stock at a price no less than the market value of the shares on the date of the grant. The maximum number of shares that may be subject to options is 14,625,000. Currently, outstanding options become exercisable one to five years, and expire ten years from the grant date. On April 24, 1997, the Company implemented The First American Corporation 1997 Directors' Stock Plan (the Directors' Plan). The Directors' Plan is similar to the employees' Stock Option Plan, except that the maximum number of shares that may be subject to options is 1,800,000 and the maximum number of shares that may be purchased pursuant to options granted shall not exceed 6,750 shares during any consecutive 12-month period.

In May 2001, in connection with the purchase of Credit Management Solutions, Inc. (CMSI), the Company adjusted the outstanding CMSI stock options to substitute common shares of the Company for the shares of CMSI that were issuable upon exercise of those options. The shares and exercise price for the CMSI options were adjusted by an exchange factor, with the result being that the CMSI options became exercisable with respect to 900,000 common shares of the Company at exercise prices ranging from $3.96 to $43.58.

In May 1999, in connection with the Company's business combination with National Information Group (NAIG), which was accounted for under the pooling-of-interests method of accounting, the Company adjusted the outstanding NAIG stock options to substitute common shares of the Company for the shares of NAIG that were issuable upon exercise of those options. At December 31, 2002, 62,193 common shares of the Company were issuable pursuant to exercise of the remaining outstanding adjusted NAIG options with exercise prices ranging from $7.65 to $19.40.

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, which amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation" (SFAS 148). In accounting for its plans, the Company, as allowable under the provisions of SFAS 148, applies Accounting Principles Board Opinions No. 25, "Accounting for Stock Issued to Employees." As a result of this election, the Company does not recognize compensation expense for its stock option plans. Had the Company determined compensation cost based on the fair value for its stock options at grant date, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

(in thousands, except per share amounts)	**2002**	2001	2000
Net income:			
As reported	**$234,367**	$167,268	$82,223
Pro forma	**$229,434**	$157,609	$72,259
Earnings per share:			
As reported			
Basic	**$ 3.27**	$ 2.51	$ 1.29
Diluted	**$ 2.92**	$ 2.27	$ 1.24
Pro forma			
Basic	**$ 3.20**	$ 2.37	$ 1.13
Diluted	**$ 2.86**	$ 2.08	$ 1.08

The fair value of each option grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively; dividend yield of 1.9%, 1.4% and 2.1%; expected volatility of 48.9%, 53.6% and 51.4%; risk-free interest rate of 4.2%, 5.4% and 5.2%; and expected life of seven years, eight years and nine years.

Transactions involving stock options are summarized as follows:

(in thousands, except weighted-average exercise price)	Number outstanding	Weighted-average exercise price
Balance at December 31, 1999	6,278	$ 17.37
Granted during 2000	4,509	$ 12.19
Exercised during 2000	(448)	$ 8.78
Forfeited during 2000	(541)	$ 16.36
Balance at December 31, 2000	9,798	$ 15.45
Granted during 2001	1,288	$ 18.82
Exercised during 2001	(1,009)	$ 11.17
Forfeited during 2001	(371)	$ 18.88
Balance at December 31, 2001	9,706	$ 16.22
Granted during 2002	**508**	**$17.41**
Exercised during 2002	**(802)**	**$11.08**
Forfeited during 2002	**(466)**	**$17.73**
Balance at December 31, 2002	**8,946**	**$16.66**

Stock options outstanding and exercisable at December 31, 2002, are summarized as follows:

(options in thousands)	Outstanding			Exercisable	
Range of exercise prices	Options	Average remaining life in years	Weighted-average exercise price	Options	Weighted-average exercise price
$ 3.95 – $ 8.95	**887**	**3.3**	**$ 5.82**	**883**	**$ 5.82**
$ 8.96 – $13.95	**2,903**	**7.1**	**$10.82**	**990**	**$10.92**
$13.96 – $20.95	**1,791**	**7.5**	**$17.57**	**757**	**$17.46**
$20.96 – $43.58	**3,365**	**5.5**	**$24.08**	**2,594**	**$24.02**
$ 3.96 – $43.58	**8,946**	**6.2**	**$16.66**	**5,224**	**$17.51**

NOTE 14

Commitments and Contingencies:

Lease commitments

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company will pay insurance and taxes. In December 2000, the Company's subsidiary, First American Real Estate Information Services, Inc. and, in 1999, the Company entered into sale-leaseback agreements with regard to certain furniture and equipment with a net book value of $30.7 million and $65.7 million, respectively. Proceeds from the sales, which amounted to $33.8 million and $80.1 million and gains of $3.1 million and $14.4 million for the years ended December 31, 2000 and 1999, respectively, have been included in "Deferred revenue" and will be amortized over the life of the leases. Under the agreements, the Company's subsidiary and the Company agreed to lease the equipment for three to five years with minimum annual lease payments of $4.2 million and $9.3 million, respectively. At the end of the term of the lease, the Company has the option to acquire the equipment or return it to the lessor.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002, are as follows:

(in thousands) Year	
2003	$155,606
2004	133,392
2005	100,597
2006	52,060
2007	43,786
Later years	40,029
	$525,470

Total rental expense for all operating leases and month-to-month rentals was $178.2 million, $162.5 million and $144.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Other commitments and guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (FIN 45). This interpretation clarifies the requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 were effective for fiscal years ending after December 15, 2002, and the required disclosures are included in these notes to the consolidated financial statements. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management does not believe that adoption of the recognition requirements will have a material impact on its financial condition or results of operations.

The Company and Experian Information Solutions, Inc. (Experian) are parties to a joint venture that resulted in the creation of the Company's First American Real Estate Solutions, LLC (FARES) subsidiary. Pursuant to the terms of the joint venture, Experian has the right to sell to the Company its interest in FARES at a purchase price determined pursuant to a specified formula based on the after-tax earnings of FARES. Experian may only exercise this right if the purchase price is greater than $80.0 million and less than $160.0 million. As of December 31, 2002, the purchase price exceeded $160.0 million and, therefore, Experian's right was not exercisable as of such date.

In addition to the agreement with Experian, the Company is also party to several other agreements that require the Company to purchase some or all of the minority shares of certain less-than-100%-owned subsidiaries if certain conditions are met. The total potential purchase price related to those agreements that have met the necessary conditions as of December 31, 2002, was not material.

The Company also guarantees the obligations of certain of its subsidiaries. These obligations are included in the Company's consolidated balance sheets as of December 31, 2002.

NOTE 15

Mandatorily Redeemable Preferred Securities:

On April 22, 1997, the Company issued and sold $100.0 million of 8.5% trust preferred securities, due in 2012, through its wholly owned subsidiary, First American Capital Trust. In connection with the subsidiary's issuance of the preferred securities, the Company issued to the subsidiary trust 8.5% subordinated interest notes due in 2012. The sole assets of the subsidiary are and will be the subordinated interest notes. The Company's obligations under the subordinated interest notes and related agreements, taken together, constitute a full and unconditional guarantee by the Company of the subsidiary's obligations under the preferred securities. Distributions payable on the securities are included as interest expense in the Company's consolidated income statements.

NOTE 16

Stockholders' Equity:

In December 1999, the Company announced plans to repurchase up to 5.0% of its then issued and outstanding shares. Pursuant to the terms of the repurchase program, the Company repurchased and retired 1,754,000 of its issued and outstanding shares as of December 31, 2000. The Company did not repurchase any shares under this program in 2001 and effectively cancelled the repurchase program as of May 2001.

On October 23, 1997, the Company adopted a Shareholder Rights Plan (the Rights Plan). Under the Rights Plan, after the close of business on November 15, 1997, each holder of the Company's common shares received a dividend distribution of one Right for each common share held. Each Right entitles the holder thereof to buy a preferred share fraction equal to 1/100,000 of a share of Series A Junior Participating Preferred Shares of the Company at an exercise price of $265 per preferred share fraction. Each fraction is designed to be equivalent in voting and dividend rights to one common share.

The Rights will be exercisable and will trade separately from the common shares only if a person or group, with certain exceptions, acquires beneficial ownership of 15.0% or more of the Company's common shares or commences a tender or exchange offer that would result in such person or group beneficially owning 15.0% or more of the common shares then outstanding. The Company may redeem the Rights at $0.001 per Right at any time prior to the occurrence of one of these events. All Rights expire on October 23, 2007.

Each Right will entitle its holder to purchase, at the Right's then-current exercise price, preferred share fractions (or other securities of the Company) having a value of twice the Right's exercise price. This amounts to the right to buy preferred share fractions of the Company at half price. Rights owned by the party triggering the exercise of Rights will be void and, therefore, will not be exercisable.

In addition, if, after any person has become a 15.0%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which the Company's common shares are changed or converted, or if the Company sells 50.0% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other person (or its parent) having a value of twice the Right's exercise price.

NOTE 17

Other Comprehensive Income:

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income are as follows:

(in thousands)	Unrealized gains on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at December 31, 1999	$4,661	$ (443)	$ 4,218
Pretax change	2,893	(1,738)	1,155
Tax effect	(1,013)	609	(404)
Balance at December 31, 2000	6,541	(1,572)	4,969
Pretax change	(5,928)	(22,665)	(28,593)
Tax effect	2,076	7,932	10,008
Balance at December 31, 2001	2,689	(16,305)	(13,616)
Pretax change	**28**	**(64,068)**	**(64,040)**
Tax effect	**(1,227)**	**22,424**	**21,197**
Balance at December 31, 2002	**$1,490**	**$(57,949)**	**$(56,459)**

The change in unrealized gains on debt and equity securities includes reclassification adjustments of $2.6 million and $2.6 million of net realized losses for the years ended December 31, 2002 and 2000, respectively. There were no reclassification adjustments in 2001.

NOTE 18

Litigation:

The Company and certain of its subsidiaries on October 2, 2002, settled the lawsuit filed against certain of the Company's subsidiaries by the state of California in the California state court in Sacramento, California. On or about September 18, 2002, the Company and certain of its subsidiaries settled a related class action lawsuit filed in the state court in the county of Los Angeles, California.

These lawsuits involved allegations that certain subsidiaries of the Company and certain of their competitors failed to turn over unclaimed property to the state of California on a timely basis; charged California home buyers and other escrow customers fees for services that were never performed or that cost less than the amount charged; and devised and carried out programs, known as earnings credits, with financial institutions to receive interest on escrow funds placed in demand deposits.

Under the terms of the settlements, the Company will pay up to $5.5 million to certain customers in the form of cash refunds and discounts against future title insurance and escrow services. The settlements further require the Company to pay approximately $2.5 million to specified governmental agencies; counsel to the class action plaintiffs; and the Consumer Protection Prosecution Trust Fund, a trust fund established to assist consumers in protecting their rights.

The settlements provide that they do not constitute an admission of liability or wrongdoing by the Company or any of its subsidiaries.

The Company is involved in numerous routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any of such proceedings will have a material adverse effect on its financial condition or results of operations.

NOTE 19

Business Combinations:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). This statement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board Opinions No. 16, "Business Combinations." SFAS 141 requires that all business combinations be accounted for under the purchase method of accounting. The adoption of SFAS 141 did not have a material effect on the Company's financial condition or results of operations.

During the year ended December 31, 2002, the Company completed 28 acquisitions. In applying the purchase method of accounting, the Company undertakes a comprehensive review of the acquired entity to ensure that all identifiable assets and liabilities are properly recorded at their fair value. In determining fair value, the Company utilizes a variety of valuation techniques, including discounted cash flow analysis and outside appraisals, to the extent necessary, given materiality and complexity. All excess purchase price is appropriately recorded as goodwill. The useful lives for all assets recorded in purchase accounting are based on market conditions, contractual terms and other appropriate factors.

The acquisitions were individually not material and are included in the following business segments: 21 in the title insurance and services segment, 1 in the mortgage information segment, 3 in the property information segment and 3 in the screening segment. Their aggregate purchase price was $51.2 million in cash, $38.8 million in notes and 3,093,976 shares of the Company's common stock. The purchase price for each was allocated to the assets acquired and liabilities assumed based on estimated fair values and approximately $128.7 million in goodwill was recorded. The operating results of these acquired companies were included in the Company's consolidated financial statements from their respective acquisition dates.

Assuming all of the current year acquisitions had occurred January 1, 2001, pro forma revenues, net income and net income per diluted share would have been $4.75 billion, $234.6 million and $2.88, respectively, for the year ended December 31, 2002; and $3.87 billion, $175.7 million and $2.29, respectively, for the year ended December 31, 2001. All pro forma results include interest expense on acquisition debt. The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

In December 2002, the Company and US SEARCH.com Inc., a provider of location, verification and screening services, signed a definitive agreement to merge their screening businesses and create a new publicly held company that will be named First Advantage Corporation. This new entity will be approximately 80% owned by the Company, with the remainder owned by the shareholders of US SEARCH.com Inc. The Company expects this transaction to close during the second quarter of 2003.

NOTE 20

Segment Financial Information:

The Company, through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company has seven reporting segments that fall within two primary business groups, Financial Services and Information Technology. The Financial Services group includes title insurance and services, specialty insurance, and trust and other services. The title insurance and services segment issues residential and commercial title insurance policies, provides escrow services, equity loan services, tax-deferred exchanges and other related products. The specialty insurance segment issues property and casualty insurance policies and provides home warranties. The trust and other services segment provides investment advisory and trust and thrift services. The Information Technology group includes mortgage information, property information, credit information and screening information. The mortgage information segment provides tax monitoring, flood certification, default management services, mortgage loan servicing systems, mortgage document preparation and other real estate-related services. The property information segment provides property database services and appraisal services. The credit information segment provides mortgage credit and specialized credit reporting services. The screening information segment provides resident screening, pre-employment screening, substance abuse management and testing and motor vehicle reporting.

The Company provides its title services through both direct operations and agents throughout the United States. It also offers title services in Australia, the Bahama Islands, Canada, England, Guam, Ireland, Mexico, Puerto Rico, Scotland, South Korea, the U.S. Virgin Islands and other countries abroad. The international operations account for less than 1% of the Company's income before income taxes and minority interests. Home warranty services are provided in 27 states throughout the United States. Property and casualty insurance is offered nationwide. Trust and other services products are provided in Southern California. The products offered by the four segments included in the Information Technology group are provided nationwide.

Corporate consists primarily of investment gains and losses, personnel and other operating expenses associated with the Company's corporate facilities, certain technology initiatives and unallocated interest expense.

Selected financial information about the Company's operations by segment for each of the past three years is as follows:

(in thousands)	Revenues	Depreciation and amortization	Income (loss) before income taxes and minority interests	Assets	Investment in affiliates	Capital expenditures
2002						
Title Insurance	**$3,437,726**	**$ 42,092**	**$271,720**	**$1,618,186**	**$ 66,939**	**$ 45,014**
Specialty Insurance	**153,205**	**1,965**	**24,465**	**282,199**	**-**	**1,829**
Trust and Other Services	**41,687**	**1,091**	**13,548**	**147,039**	**3,558**	**299**
Mortgage Information	**485,206**	**10,161**	**146,849**	**433,471**	**-**	**12,130**
Property Information	**279,754**	**18,729**	**71,459**	**450,355**	**23,787**	**14,096**
Credit Information	**221,761**	**11,355**	**39,266**	**161,964**	**13,457**	**7,732**
Screening Information	**100,888**	**4,050**	**2,459**	**157,051**	**-**	**3,964**
Corporate	**(16,018)**	**7,386**	**(119,859)**	**147,780**	**-**	**9,608**
	$4,704,209	**$ 96,829**	**$449,907**	**$3,398,045**	**$107,741**	**$ 94,672**
2001						
Title Insurance	$2,690,677	$ 49,208	$173,654	$1,303,832	$ 49,000	$ 48,197
Specialty Insurance	120,558	3,671	11,929	204,326	-	2,383
Trust and Other Services	39,661	1,173	12,269	138,899	3,756	651
Mortgage Information	420,118	11,233	129,751	379,170	-	21,187
Property Information	227,900	23,355	35,321	394,197	26,277	25,549
Credit Information	201,029	12,145	30,062	175,759	4,947	17,970
Screening Information	49,326	1,810	(286)	58,360	-	4,122
Corporate	1,454	5,753	(63,160)	182,720	-	9,162
	$3,750,723	$108,348	$329,540	$2,837,263	$ 83,980	$129,221
2000						
Title Insurance	$2,101,571	$ 34,536	$ 88,091	$1,051,214	$ 40,410	$ 69,958
Specialty Insurance	124,450	2,305	17,048	209,388	-	5,462
Trust and Other Services	34,914	1,141	10,350	117,432	4,158	2,204
Mortgage Information	308,525	12,021	46,112	327,364	-	21,381
Property Information	173,078	23,128	5,998	342,330	18,406	27,793
Credit Information	156,855	7,399	15,278	91,152	673	7,660
Screening Information	38,455	1,248	1,009	19,684	-	3,612
Corporate	(3,593)	4,558	(30,010)	41,173	-	8,971
	$2,934,255	$ 86,336	$153,876	$2,199,737	$ 63,647	$147,041

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of The First American Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The First American Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
February 11, 2003


D.P. Kennedy


Parker S. Kennedy


Gary J. Beban


J. David Chatham


The Hon. William G. Davis


Dr. James L. Doti


Lewis W. Douglas Jr.


Paul B. Fay Jr.


Frank E. O'Bryan


Roslyn B. Payne


D. Van Skilling


Herbert B. Tasker


Virginia M. Ueberroth

D.P. Kennedy
Chairman of the Board, The First American Corporation and Vice Chairman, First American Title Insurance Company, Santa Ana, California. Director since 1956.

Parker S. Kennedy
President, The First American Corporation and Chairman of the Board, First American Title Insurance Company, Santa Ana, California. Director since 1987.

Gary J. Beban
Senior Executive Managing Director, CB Richard Ellis, Inc., commercial real estate services, Chicago, Illinois. Director since 1996.

J. David Chatham
President and Chief Executive Officer, Chatham Holdings Corporation, real estate development and associated industries, Alpharetta, Georgia. Director since 1989.

The Hon. William G. Davis,
P.C., C.C., Q.C.; Counsel, Torys LLP, a law firm, and retired Premier of Ontario, Toronto, Ontario, Canada. Director since 1992.

Dr. James L. Doti
President and Donald Bren Distinguished Chair of Business and Economics, Chapman University, Orange, California. Director since 1993.

Lewis W. Douglas Jr.
Chairman, Stanley Energy, Inc., oil exploration, Denver, Colorado. Director since 1971 (earlier 1961-1967).

Paul B. Fay Jr.
President, The Fay Improvement Company, financial consulting and business ventures, San Francisco, California. Director since 1967.

Frank E. O'Bryan
Chairman of the Board, WMC Mortgage Corporation, Newport Beach, California. Director since 1994.

Roslyn B. Payne
President, Jackson Street Partners, Ltd., real estate venture capital and investments, San Francisco, California. Director since 1988.

D. Van Skilling
Retired Chairman and Chief Executive Officer, Experian Information Solutions, Inc., Costa Mesa, California. Director since 1998.

Herbert B. Tasker
Vice Chairman and Managing Director, Centre Capital Group, Inc., mortgage conduit, Walnut Creek, California. Director since 2002.

Virginia M. Ueberroth
Chairman, Ueberroth Family Foundation, Laguna Beach, California. Director since 1988.

OFFICERS

D.P. Kennedy
Chairman of the Board

Parker S. Kennedy
President

Thomas A. Klemens
Senior Executive Vice President and Chief Financial Officer

Craig I. DeRoy
Senior Executive Vice President and General Counsel

Gary L. Kermott
Executive Vice President

Curt A. Caspersen
Executive Vice President

John M. Hollenbeck
Executive Vice President, Technology

Roger S. Hull
Senior Vice President and Chief Information Officer

Timothy P. Sullivan
Senior Vice President and National Litigation Counsel

Mark R Arnesen
Vice President, Secretary and Corporate Counsel

Jo Etta Bandy
Vice President, Corporate Communications

Elizabeth M. Brandon
Vice President, Administration

Kathleen M. Collins
Vice President, Special Counsel, Associate Corporate Counsel and Assistant Secretary

Kenneth D. DeGiorgio
Vice President and Associate General Counsel

James J. Dufficy
Vice President, Regulatory Counsel and Special Counsel

Karen S. Ebbing
Vice President, Corporate Services

Nancy M. Pettus
Vice President and Special Counsel

Linda L. Saunders
Vice President, Affiliated Business Ventures

Landon V. Taylor
Vice President

Max O. Valdes
Vice President and Chief Accounting Officer

Thomas R. Wawersich
Vice President and Director of Mergers/Acquisitions

CORPORATE HEADQUARTERS

THE FIRST AMERICAN CORPORATION

1 First American Way
Santa Ana, California 92707
(714) 800-3000
www.firstam.com

FINANCIAL SERVICES GROUP

TITLE INSURANCE AND SERVICES SEGMENT

Gary L. Kermott
President,
Title Insurance and Services Segment

First American Title Insurance Company

1 First American Way
Santa Ana, California 92707
(714) 800-3000

Gary L. Kermott
President

John N. Casbon
Executive Vice President

Dennie L. Rowland
Executive Vice President

John R. Thoma
Vice President and Chief Financial Officer

William G. Ergas
Vice President and Treasurer

Larry W. Godec
Vice President and Chief Information Officer

John S. Christiansen
Senior Vice President and National Residential Services Director

Robert J. Hauser Jr.
Senior Vice President

Curt G. Johnson
Senior Vice President and National Commercial Services Division Chief Operating Officer

Albert J. Lagomarsino
Senior Vice President

Scott Morey
Senior Vice President and National Commercial Services Division National Director of Sales

Clifford L. Morgan
Senior Vice President, Underwriting — New Product Development

Walter M. Reeves
Senior Vice President

Albert F. Rush
Senior Vice President and National Counsel

Timothy P. Sullivan
Senior Vice President and General Counsel

Joseph S. Tavarez Jr.
Senior Vice President and National Homebuilder Services Director

First American Equity Loan Services, Inc.

The Halle Building
1228 Euclid Avenue, Suite 400
Cleveland, Ohio 44115
(216) 241-1278

Michael B. Hopkins
President

First American Residential Real Estate Group, Inc.

5 Hutton Centre, Suite 600
Santa Ana, California 92707
(714) 800-5250

Stephen C. Roney
President and Chief Executive Officer

First American Transportation Title Insurance Company

510 Bienville Street
New Orleans, Louisiana 70130
(800) 247-4035

John N. Casbon
President and Chief Executive Officer

SMS Settlement Services, Inc.

1004 West Taft Avenue
Orange, California 92865
(714) 998-1111

Larry M. Davidson
President

Vendor Management Services, Inc.

1 First American Way
Santa Ana, California 92707
(714) 800-3000

Roger S. Hull
President and Chief Executive Officer

SPECIALTY INSURANCE SEGMENT

Craig I. DeRoy
President,
Specialty Insurance Segment

First American Home Buyers Protection Corporation

7833 Haskell Avenue
Van Nuys, California 91406
(800) 444-9030

Philip B. Branson
Chairman

Martin R. Wool
President and Chief Executive Officer

First American Property & Casualty Insurance Company

114 East Fifth Street
Santa Ana, California 92701
(714) 560-7850

Dirk R. McNamee
President

First American Specialty Insurance Company

114 East Fifth Street
Santa Ana, California 92701
(714) 560-7850

Dirk R. McNamee
President

TRUST AND OTHER SERVICES SEGMENT

D.P. Kennedy
President, Trust and Other Services Segment

First American Trust, FSB

421 North Main Street
Santa Ana, California 92701
(877) 908-7878

Thomas M. Kelley
President and Chief Executive Officer

R. Daniel Banis
Executive Vice President

First American Capital Management, Inc.

567 San Nicolas Drive, Suite 101
Newport Beach, California 92660
(949) 719-4546

Mark A. Hoppe
President

Robert S. Venable
Executive Vice President and Chief Investment Officer

First Security Thrift

803 East Katella Avenue
Orange, California 92867
(714) 538-3481

James Bresnan
President and Chief Executive Officer

INFORMATION TECHNOLOGY GROUP

MORTGAGE INFORMATION SEGMENT

Barry M. Sando
President,
Mortgage Information Segment

First American Real Estate Information Services, Inc.

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

Barry M. Sando
Executive Vice President

Joseph R. Reppert
Vice Chairman

Michael C. Barrett
Vice Chairman

John C. Lamson
Chief Financial Officer

Craig J. Zinda
Senior Vice President, Secretary and Corporate Counsel

William Sherakas
Chief Client Relations Officer

David C. Yavorsky
Chief Information Officer

Origination Products Division

First American Flood Data Services

11902 Burnet Road
Austin, Texas 78758
(800) 447-1772

Robert C. Douglass
Executive Vice President

First American Nationwide Documents

4500 Cherry Creek Drive South, Suite 1100
Denver, Colorado 80246
(800) 892-6678

Barbara A. Ricketts
Executive Vice President

Default Management Solutions Division

First American Default Management Solutions LLC

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

James C. Frappier
President

Jill A. Helmers
Executive Vice President and Chief Information Officer

First American Field Services

45240 Business Court
Sterling, Virginia 20166
(800) 873-4532

Cathy H. Menchise
Executive Vice President and Chief Operating Officer

First American Loss Mitigation Services

510 Bienville Street
New Orleans, Louisiana 70130
(800) 511-1278

Richard D. Roniger
Senior Vice President and Chief Operating Officer

First American National Default Outsourcing

15000 Surveyor Boulevard, Suite 100
Addison, Texas 75001
(877) 686-2702

James C. Frappier
President

First American DAISY

15000 Surveyor Boulevard, Suite 100
Addison, Texas 75001
(877) 686-2701

Cindy L. Bird
Executive Vice President and Chief Operating Officer

Escrow Servicing Products Division

First American Real Estate Tax Service

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

Lucy A. Przybyla
President

Gregory J. Giammario
Executive Vice President

First American Tax Valuation, Inc.

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 359-3908

S. Lewis Hill
President

First American Excelis

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 717-5554

C. Clark Riffe
President

PROPERTY INFORMATION SEGMENT

Dennis J. Gilmore
President,
Property Information Segment

First American Real Estate Solutions, LP

5601 East La Palma Avenue
Anaheim, California 92807
(800) 426-1466

George S. Livermore
President

Data Trace

5601 East La Palma Avenue
Anaheim, California 92807
(888) 225-5787

Michael T. Henney
President

Data Tree LLC

550 West C Street, Suite 2040
San Diego, California 92101
(619) 231-3300

Peter W. Gorrie
Chief Operating Officer

eAppraiseIT, LLC

12395 First American Way
Poway, California 92064
(800) 281-6200

Chris Leavell
President

Source One Services Corporation

150 West Civic Center Drive, Suite 500
Sandy, Utah 84070
(801) 303-2400

Chris Leavell
President

CREDIT INFORMATION SEGMENT
Anand K. Nallathambi
President,
Credit Information Segment

First American CREDCO
12395 First American Way
Poway, California 92064
(800) 255-0792
Anand K. Nallathambi
President
Per Göthe
Executive Vice President
Kathy Manzione
Executive Vice President and
Chief Operating Officer

First American CREDCO Consumer Products Division
12395 First American Way
Poway, California 92064
(800) 694-1414
Eric J. Rumsey
President

First American Membership Services
12395 First American Way
Poway, California 92064
(800) 710-1877
Mary S. Siegrist
President

Teletrack, Inc.
155 Technology Parkway, Suite 800
Norcross, Georgia 30092
(800) 729-6981
Dana L. Webster
President

Automotive-Related Services

First American Credit Management Solutions, Inc.
135 National Business Parkway, Suite 300
Annapolis Junction, Maryland 20701
(301) 362-6000
Howard L. Tischler
President and
Chief Executive Officer

Vehicle Title, LLC
12395 First American Way
Poway, CA 92064
(866) 819-3100
Thomas R. Rubadue
President

SCREENING INFORMATION SEGMENT
John W. Long
President,
Screening Information Segment

HireCheck, Inc.
805 Executive Center Drive West, Suite 300
St. Petersburg, Florida 33702
(800) 321-4473
Bart K. Valdez
President
David R. Wirta
Executive Vice President, Sales

First American Registry, Inc.
11140 Rockville Pike, Suite 1200
Rockville, Maryland 20852
(800) 999-0350
Evan T. Barnett
President
Nevel DeHart
Executive Vice President

SafeRent, Inc.
789 Sherman Street, Suite 385
Denver, Colorado 80203
(303) 813-1131
Evan T. Barnett
President

Employee Health Programs, Inc.
6430 Rockledge Drive, Suite 600
Bethesda, Maryland 20827
(301) 571-0067
Andrew D. Macdonald
President

Substance Abuse Management, Inc.
500 North 19th Street
Milwaukee, Wisconsin 53233
(800) 247-7264
Andrew D. Macdonald
President
David R. Wirta
Executive Vice President, Sales

American Driving Records, Inc.
2860 Gold Tailings
Rancho Cordova, California 95670
(800) 766-6877
Roopal P. Shah
President
Akshaya B. Mehta
Chief Operating Officer

STOCKHOLDER INFORMATION

Stock Listing

The First American Corporation's common stock is traded on the New York Stock Exchange under the symbol "FAF."

Common Stock Price	Fiscal 2002	
	High	Low
First Quarter	$21.80	$17.71
Second Quarter	$23.10	$20.42
Third Quarter	$22.20	$16.54
Fourth Quarter	$22.50	$18.98

Investor Contact

Denise M. Warren
Investor Relations Director
dwarren@firstam.com
(800) 854-3643, ext. 3915
Additional copies of this Annual Report and other information about the Company are available from the Corporate Communications Department at (800) 854-3643, ext. 3298.

Transfer Agent, Registrar, and Dividend Disbursing Agent

First American Trust, FSB
421 North Main Street
Santa Ana, California 92701-4617
(800) 894-4076
Any change of a stockholder's address should be sent to the Transfer Agent and Registrar at the address above.

Dividend Payment Dates

Quarterly dividends on common stock are paid, following declaration by the Board of Directors, on, or about, the 15th of January, April, July, and October. The Company has paid a cash dividend every year since 1909.

Annual Meeting

The Annual Meeting of Stockholders will be held at 2 p.m. on Thursday, May 8, 2003, at First American's Home Office, located at 1 First American Way, Santa Ana, California.

Safe-Harbor Statement

Certain statements made in this document, including those relating to the public trading of First Advantage stock, the effects of the *FASTTransaction* System, the impact of The Talon Group, investments in mortgage information customer relationships, new real estate tax service and flood data services business, integrated technology in the default management solutions company, the membership services contract with one of the nation's top five banks, First Advantage's 2003 revenues, and the Company's cash requirements and financial position are forward looking. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; access to public records and other data; general volatility in the capital markets; changes in applicable government regulations; consolidation among the Company's significant customers and competitors; the Company's continued ability to identify businesses to be acquired; and changes in the Company's ability to integrate businesses which it acquires. The forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Editor: Jo Etta Bandy
Design: Ervin | Bell Advertising
Printer: George Rice & Sons

The First American Corporation

1 First American Way, Santa Ana, CA 92707
800.854.3643 ▿ *www.firstam.com* ▿ *NYSE: FAF*